Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-172480

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 12, 2011)

Up to 18,487,715 Shares of Common Stock

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RECENT DEVELOPMENTS

We have attached to this prospectus supplement, and incorporated by reference into it, our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 13, 2011, our Current Report on Form 8-K filed with the SEC on May 12, 2011, our Current Report on Form 8-K filed with the SEC on May 10, 2011, our Current Report on Form 8-K filed with the SEC on April 29, 2011 and our Current Report on Form 8-K filed with the SEC on April 21, 2011.

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May 13, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________

FORM 10-Q
______________________

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 0-10777

CENTRAL PACIFIC FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Hawaii	99-0212597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

220 South King Street, Honolulu, Hawaii 96813
(Address of principal executive offices) (Zip Code)

(808) 544-0500
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☐   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐   No  ☒

The number of shares outstanding of registrant’s common stock, no par value, on April 29, 2011 was 39,649,510 shares.

CENTRAL PACIFIC FINANCIAL CORP. AND SUBSIDIARIES

Table of Contents

Part I.	Financial Information

Item I.	Financial Statements (Unaudited)

Consolidated Balance Sheets March 31, 2011 and December 31, 2010

Consolidated Statements of Operations Three months ended March 31, 2011 and 2010

Consolidated Statements of Cash Flows Three months ended March 31, 2011 and 2010

Notes to Consolidated Financial Statements

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Item 4.	Controls and Procedures

Part II.	Other Information

Item 1.	Legal Proceedings

Item 1A.	Risk Factors

Item 6.	Exhibits

Signatures

Exhibit Index

PART I.   FINANCIAL INFORMATION

Forward-Looking Statements

This document may contain forward-looking statements concerning projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure, or other financial items, concerning plans and objectives of management for future operations, concerning future economic performance, or concerning any of the assumptions underlying or relating to any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts, and may include the words “believes”, “plans”, “intends”, “expects”, “anticipates”, “forecasts” or words of similar meaning. While we believe that our forward-looking statements and the assumptions underlying them are reasonably based, such statements and assumptions are by their nature subject to risks and uncertainties, and thus could later prove to be inaccurate or incorrect. Accordingly, actual results could materially differ from projections for a variety of reasons, to include, but not limited to: the impact of local, national, and international economies and events (including natural disasters such as wildfires, tsunamis and earthquakes) on the Company’s business and operations and on tourism, the military, and other major industries operating within the Hawaii market and any other markets in which the Company does business; the impact of regulatory actions on the Company including the Bank MOU (as defined below) which replaced the Consent Order (as defined below) by the Federal Deposit Insurance Corporation and the Hawaii Division of Financial Institutions and the BSA MOU (as defined below); the impact of legislation affecting the banking industry (including the Emergency Economic Stabilization Act of 2008 and the Dodd-Frank Wall Street Reform and Consumer Protection Act); the impact of competitive products, services, pricing, and other competitive forces; movements in interest rates; loan delinquency rates and changes in asset quality; volatility in the financial markets and uncertainties concerning the availability of debt or equity financing; and a general deterioration or malaise in economic conditions, including the continued destabilizing factors in the financial industry and continued deterioration of the real estate market, as well as the impact of  levels of consumer and business confidence in the state of the economy and in financial institutions in general and in particular our bank. For further information on factors that could cause actual results to materially differ from projections, please see the Company’s publicly available Securities and Exchange Commission filings, including the Company’s Form 10-K for the last fiscal year. The Company does not update any of its forward-looking statements.

CENTRAL PACIFIC FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
	2011	2010
	(Dollars in thousands)
Assets
Cash and due from banks	$63,687	$61,725
Interest-bearing deposits in other banks	537,495	729,014
Investment securities:
Available for sale, at fair value	1,076,181	702,517
Held to maturity (fair value of $2,009 at March 31, 2011 and $2,913 at December 31, 2010)	1,943	2,828
Total investment securities	1,078,124	705,345

Loans held for sale	54,093	69,748

Loans and leases	2,067,302	2,169,444
Less allowance for loan and lease losses	178,010	192,854
Net loans and leases	1,889,292	1,976,590

Premises and equipment, net	55,977	57,390
Accrued interest receivable	11,461	11,279
Investment in unconsolidated subsidiaries	13,950	14,856
Other real estate	56,601	57,507
Other intangible assets	44,498	44,639
Bank-owned life insurance	142,000	142,296
Federal Home Loan Bank stock	48,797	48,797
Income tax receivable	2,353	2,223
Other assets	15,070	16,642
Total assets	$4,013,398	$3,938,051

Liabilities and Equity
Deposits:
Noninterest-bearing demand	$678,007	$611,744
Interest-bearing demand	528,533	639,548
Savings and money market	1,120,272	1,089,813
Time	818,651	791,842
Total deposits	3,145,463	3,132,947

Short-term borrowings	1,423	202,480
Long-term debt	409,299	459,803
Other liabilities	62,231	66,766
Total liabilities	3,618,416	3,861,996

Equity:
Preferred stock, no par value, authorized 1,000,000 shares; issued and outstanding
none at March 31, 2011 and 135,000 shares at December 31, 2010	-	130,458
Common stock, no par value, authorized 185,000,000 shares, issued and outstanding
39,649,052 shares at March 31, 2011 and 1,527,000 shares at December 31, 2010	764,463	404,167
Surplus	63,436	63,308
Accumulated deficit	(428,780)	(517,316)
Accumulated other comprehensive loss	(14,135)	(14,565)
Total shareholders' equity	384,984	66,052
Non-controlling interest	9,998	10,003
Total equity	394,982	76,055
Total liabilities and equity	$4,013,398	$3,938,051

See accompanying notes to consolidated financial statements.

CENTRAL PACIFIC FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended March 31,
(Amounts in thousands, except per share data)	2011	2010

Interest income:
Interest and fees on loans and leases	$28,566	$37,312
Interest and dividends on investment securities:
Taxable interest	5,221	8,101
Tax-exempt interest	184	515
Dividends	3	3
Interest on deposits in other banks	389	330
Total interest income	34,363	46,261
Interest expense:
Interest on deposits:
Demand	132	258
Savings and money market	732	1,649
Time	2,377	3,981
Interest on short-term borrowings	204	189
Interest on long-term debt	2,717	5,115
Total interest expense	6,162	11,192
Net interest income	28,201	35,069
Provision (credit) for loan and lease losses	(1,575)	58,837
Net interest income (loss) after provision for loan and lease losses	29,776	(23,768)

Other operating income:
Service charges on deposit accounts	2,614	3,207
Other service charges and fees	4,058	3,485
Income from fiduciary activities	761	811
Equity in earnings of unconsolidated subsidiaries	127	29
Fees on foreign exchange	137	156
Investment securities gains	-	831
Loan placement fees	102	85
Net gain on sales of residential loans	2,198	1,945
Income from bank-owned life insurance	1,190	1,184
Other	1,313	1,031
Total other operating income	12,500	12,764
Other operating expense:
Salaries and employee benefits	15,033	14,836
Net occupancy	3,358	3,297
Equipment	1,130	1,477
Amortization of other intangible assets	1,547	1,408
Communication expense	881	1,212
Legal and professional services	2,460	5,650
Computer software expense	883	903
Advertising expense	836	839
Goodwill impairment	-	102,689
Foreclosed asset expense	2,242	5,532
Write down of assets	1,565	774
Other	7,702	10,598
Total other operating expense	37,637	149,215

Income (loss) before income taxes	4,639	(160,219)
Income tax expense	-	-
Net income (loss)	4,639	(160,219)
Preferred stock dividends, accretion of discount and conversion of preferred stock to common stock	(83,897)	2,074
Net income (loss) available to common shareholders	$88,536	$(162,293)

Per common share data:
Basic earnings (loss) per share	$4.59	$(107.23)
Diluted earnings (loss) per share	4.58	(107.23)
Shares used in computation:
Basic shares	19,301	1,513
Diluted shares	19,321	1,513
See accompanying notes to consolidated financial statements.

CENTRAL PACIFIC FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
	Three Months Ended March 31,
	2011	2010
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$4,639	$(160,219)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision (credit) for loan and lease losses	(1,575)	58,837
Depreciation and amortization	1,757	2,062
Goodwill impairment	-	102,689
Write down of assets	1,565	774
Write down of other real estate, net of gain on sale	534	5,532
Amortization of other intangible assets	1,547	1,408
Net amortization of investment securities	1,433	812
Share-based compensation	128	284
Net gain on investment securities	-	(831)
Deferred income tax expense	-	2,439
Net gain on sales of residential loans	(2,198)	(1,945)
Proceeds from sales of loans held for sale	196,043	262,534
Originations of loans held for sale	(179,824)	(216,694)
Equity in earnings of unconsolidated subsidiaries	(127)	(29)
Increase in cash surrender value of bank-owned life insurance	(1,190)	(1,030)
Decrease (increase) in income tax receivable	(130)	862
Net change in other assets and liabilities	1,843	3,441
Net cash provided by operating activities	24,445	60,926
Cash flows from investing activities:
Proceeds from maturities of and calls on investment securities available for sale	114,515	131,753
Proceeds from sales of investment securities available for sale	-	439,436
Purchases of investment securities available for sale	(488,616)	(98,068)
Proceeds from maturities of and calls on investment securities held to maturity	880	461
Net loan principal repayments	82,376	71,082
Proceeds from sales of loans originated for investment	-	37,950
Proceeds from sale of other real estate	6,948	7,664
Proceeds from bank-owned life insurance	158	-
Purchases of premises and equipment	(344)	(222)
Distributions from unconsolidated subsidiaries	523	710
Contributions to unconsolidated subsidiaries	-	(227)
Net cash provided by (used in) investing activities	(283,560)	590,539
Cash flows from financing activities:
Net increase (decrease) in deposits	12,516	(233,878)
Proceeds from long-term debt	-	50,000
Repayments of long-term debt	(50,218)	(50,284)
Net decrease in short-term borrowings	(201,057)	(40,355)
Net proceeds from issuance of common stock and stock option exercises	308,317	-
Other, net	-	37
Net cash provided by (used in) financing activities	69,558	(274,480)
Net increase (decrease) in cash and cash equivalents	(189,557)	376,985
Cash and cash equivalents at beginning of period	790,739	488,367
Cash and cash equivalents at end of period	$601,182	$865,352

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$6,365	$11,276
Income taxes	7	-
Cash received during the period for:
Income taxes	-	1,068
Supplemental disclosure of noncash investing and financing activities:
Net change in common stock held by directors' deferred compensation plan	$16	$6
Net reclassification of loans to other real estate	6,575	17,364
Net transfer of loans to loans held for sale	-	17,724
Dividends accrued on preferred stock	969	1,742
Accretion of preferred stock discount	204	332
Preferred stock and accrued unpaid dividends converted to common stock	142,988	-
Common stock received in exchange for preferred stock and accrued unpaid dividends	56,201	-

See accompanying notes to consolidated financial statements.

CENTRAL PACIFIC FINANCIAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.   BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Central Pacific Financial Corp. and Subsidiaries (herein referred to as the “Company,” “we,” “us” or “our”) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. These interim condensed consolidated financial statements and notes should be read in conjunction with the Company’s consolidated financial statements and notes thereto filed on Form 10-K for the fiscal year ended December 31, 2010. In the opinion of management, all adjustments necessary for a fair presentation have been made and include all normal recurring adjustments. Interim results of operations are not necessarily indicative of results to be expected for the year.

As discussed in our 2010 Form 10-K and our independent auditor’s report dated February 9, 2011, at the time of the filing of our 2010 Form 10-K, there was substantial doubt about our ability to continue as a going concern. Since the filing of our 2010 Form 10-K, we have completed a number of significant milestones as part of our recovery plan. Upon completion of these milestones, which are described more fully below, substantial doubt about our ability to continue as a going concern no longer exists as of the end of the period covered by this report.

2.  REGULATORY MATTERS AND RECOVERY PLAN PROGRESS

While economic conditions have shown recent signs of stabilization and we successfully completed our capital raise and recapitalization, we continue to operate in a difficult environment. Deterioration in the Hawaii and California commercial real estate markets and related declines in property values in those markets has negatively impacted our operating results since the latter half of 2007.

Regulatory Matters

In May 2011, the members of the Board of Directors of the bank entered into a Memorandum of Understanding (the “Bank MOU”) with the Federal Deposit Insurance Corporation (the “FDIC”) and the Hawaii Division of Financial Institutions (the “DFI”), effective May 5, 2011, which replaced the Consent Order (the “Consent Order”) the Board of Directors of the bank agreed to with the FDIC and DFI in December 2009. The termination of the Consent Order was effective May 11, 2011. The Bank MOU continues a number of the same requirements previously required by the Consent Order, including the maintenance of an adequate allowance for loan and lease losses, improvement of our asset quality, limitations on credit extensions, maintenance of qualified management and the prohibition on cash dividends to Central Pacific Financial Corp. (“CPF”), among other matters. In addition, the Bank MOU requires the bank to further reduce classified assets below the level previously required by the Consent Order. The Bank MOU lowers the minimum leverage capital ratio that the bank is required to maintain from 10% in the Consent Order to 8% and does not mandate a minimum total risk-based capital ratio.

In addition, on July 2, 2010, we entered into a Written Agreement (the “Agreement”) with the Federal Reserve Bank of San Francisco (the “FRBSF”) and DFI. For the most part, the Agreement continues and formalizes the terms of the Memorandum of Understanding that the Company entered into on April 1, 2009 with the FRBSF and DFI, and the Agreement supersedes that Memorandum of Understanding in its entirety. Among other matters, the Agreement provides that unless we receive the consent of the FRBSF and DFI, we cannot: (i) pay dividends; (ii) receive dividends or payments representing a reduction in capital from Central Pacific Bank; (iii) directly or through any non-bank subsidiaries make any payments on subordinated debentures or trust preferred securities; (iv) directly or through any non-bank subsidiaries incur, increase or guarantee any debt; or (v) purchase or redeem any shares of our stock. The Agreement also requires that our Board of Directors fully utilize the Company’s financial and managerial resources to ensure that the bank complies with the Consent Order and any other supervisory action taken by the bank’s regulators. Additionally, we were required to submit to the FRBSF an acceptable capital plan and cash flow projection.

In February 2011, we also entered into a Memorandum of Understanding (the “BSA MOU”) with the FDIC and DFI relating to the Bank Secrecy Act (the “BSA”). Under the BSA MOU, we are required to (i) fully comply with the BSA and anti-money laundering requirements, (ii) implement a plan to ensure such compliance, including improving and maintaining an adequate system of internal controls, bolstering policies on customer due diligence, providing for comprehensive independent testing to validate compliance and maintaining an adequate compliance staff, (iii) correct all deficiencies identified by our regulators and (iv) provide them with progress reports.

The requirements and restrictions of the Bank MOU, the Agreement and the BSA MOU are judicially enforceable and the Company or the bank's failure to comply with such requirements and restrictions may subject the Company and the bank to additional regulatory restrictions including: the imposition of civil monetary penalties; the termination of insurance of deposits; the issuance of removal and prohibition orders against institution-affiliated parties; the appointment of a conservator or receiver for the bank; the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, if we again fall below the capital ratio requirement; and the enforcement of such actions through injunctions or restraining orders.

Recovery Plan Progress

As previously disclosed, we adopted and implemented a recovery plan in March 2010 to improve our financial health by completing a significant recapitalization, reducing our credit risk exposure and focusing on our core businesses and traditional markets in Hawaii.

As of March 31, 2011, we have accomplished a number of key milestones in our recovery plan, including:

•
On February 18, 2011, we successfully completed a $325 million capital raise from accredited investors in a private placement (the “Private Placement”). Concurrently with the completion of the Private Placement, we exchanged our TARP preferred stock and accrued and unpaid dividends thereon for common stock (the “TARP Exchange”).

•
Significantly improved our tier 1 risk-based capital, total risk-based capital, and leverage capital ratios as of March 31, 2011 to 21.34%, 22.67%, and 12.64%, respectively, from 7.64%, 8.98%, and 4.42%, respectively, as of December 31, 2010.  The Company’s capital ratios currently exceed the minimum levels previously required by the Consent Order and the minimum level required by the Bank MOU and are above the levels required for a “well-capitalized” regulatory designation.

•	We reported net income in the first quarter of 2011 of $4.6 million, compared to net losses in the first and fourth quarters of 2010 of $160.2 million and $2.1 million, respectively.

•	We reduced nonperforming assets by $18.0 million to $284.9 million at March 31, 2011 from $302.8 million at December 31, 2010 primarily through loan pay downs and charge-offs.

•
We reduced our construction and development loan portfolio (excluding owner-occupied loans) by approximately $41.7 million, or 13.9%, from $299.9 million at December 31, 2010. Construction and development loans (excluding owner-occupied loans) as a percentage of our total loan portfolio was 12.5% at March 31, 2011, compared to 13.8% at December 31, 2010.

•
We had an allowance for loan and lease losses as a percentage of total loans and leases of 8.61% at March 31, 2011, compared to 8.89% at December 31, 2010. In addition, we had an allowance for loan and lease losses as a percentage of nonperforming assets of 62.49% at March 31, 2011, compared to 63.69% at December 31, 2010.

•	We had cash and cash equivalents totaling $601.2 million at March 31, 2011, compared to $790.7 million at December 31, 2010.

•	We reduced total outstanding borrowings with the Federal Home Loan Bank of Seattle (the “FHLB”) to $301.0 million at March 31, 2011 from $551.3 million at December 31, 2010.

•	On May 9, 2011, we announced that our rights offering is fully subscribed. Total gross proceeds to us from the rights offering will be approximately $20 million.

3.   RECENT ACCOUNTING PRONOUNCEMENTS

In July 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2010-20, Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires a greater level of disaggregated information about the credit quality of loan and leases and the allowance for loan and lease losses. This ASU also requires additional disclosures related to past due information, credit quality indicators and information related to loans modified in a troubled debt restructuring. We adopted this ASU effective January 1, 2011 and the adoption of this statement did not have a material impact on our consolidated financial statements.

4.   INVESTMENT SECURITIES

A summary of available for sale and held to maturity investment securities are as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Estimated
	cost	gains	losses	fair value
	(Dollars in thousands)
March 31, 2011
Available for Sale
U.S. Government sponsored entities debt securities	$331,345	$249	$(1,050)	$330,544
States and political subdivisions	12,530	-	-	12,530
U.S. Government sponsored entities mortgage-backed securities	727,303	7,563	(2,804)	732,062
Non-agency collateralized mortgage obligations	17	-	-	17
Other	1,008	20	-	1,028
Total	$1,072,203	$7,832	$(3,854)	$1,076,181

Held to Maturity
U.S. Government sponsored entities mortgage-backed securities	$1,943	$66	$-	$2,009

December 31, 2010
Available for Sale
U.S. Government sponsored entities debt securities	$202,192	$306	$(643)	$201,855
States and political subdivisions	12,619	-	-	12,619
U.S. Government sponsored entities mortgage-backed securities	483,647	6,653	(3,336)	486,964
Non-agency collateralized mortgage obligations	17	-	-	17
Other	1,057	5	-	1,062
Total	$699,532	$6,964	$(3,979)	$702,517

Held to Maturity
States and political subdivisions	$500	$4	$-	$504
U.S. Government sponsored entities mortgage-backed securities	2,328	81	-	2,409
Total	$2,828	$85	$-	$2,913

The amortized cost and estimated fair value of investment securities at March 31, 2011 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	March 31, 2011
	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Available for Sale
Due after one year through five years	$331,345	$330,544
Due after five years through ten years	7,270	7,270
Due after ten years	5,260	5,260
Mortage-backed securities	727,303	732,062
Other	1,025	1,045
Total	$1,072,203	$1,076,181

Held to Maturity
Mortage-backed securities	$1,943	$2,009

There were no sales of available for sale securities during the first quarter of 2011. As part of our recovery plan, we sold certain available for sale investment securities during the first quarter of 2010 and received gross proceeds of $439.4 million. Gross realized gains and losses on the sales of the available for sale investment securities during the three months ended March 31, 2010 were $9.6 million and $8.8 million, respectively. The basis on which the cost of all securities sold was determined using the specific identification method.

Investment securities of $579.5 million and $613.5 million at March 31, 2011 and December 31, 2010, respectively, were pledged to secure public funds on deposit, securities sold under agreements to repurchase and other long-term and short-term borrowings. None of these securities were pledged to a secured party that has the right to sell or repledge the collateral as of the same periods.

Provided below is a summary of the 28 and 18 investment securities which were in an unrealized loss position at March 31, 2011 and December 31, 2010, respectively.

	Less than 12 months		12 months or longer		Total
		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(Dollars in thousands)
At March 31, 2011:
U.S. Government sponsored entities
debt securities	$210,122	$(1,050)	$-	$-	$210,122	$(1,050)
U.S. Government sponsored entities
mortgage-backed securities	248,194	(2,804)	-	-	248,194	(2,804)
Total temporarily impaired securities	$458,316	$(3,854)	$-	$-	$458,316	$(3,854)

At December 31, 2010:
U.S. Government sponsored entities
debt securities	$83,973	$(643)	$-	$-	$83,973	$(643)
U.S. Government sponsored entities
mortgage-backed securities	194,756	(3,336)	-	-	194,756	(3,336)
Non-agency collateralized mortgage obligations	17	-	-	-	17	-
Total temporarily impaired securities	$278,746	$(3,979)	$-	$-	$278,746	$(3,979)

Unrealized losses for all investment securities are reviewed to determine whether the losses are deemed “other-than-temporary impairment” (“OTTI”). Investment securities are evaluated for OTTI on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other-than-temporary. In conducting this assessment, we evaluate a number of factors including, but not limited to:

•	The length of time and the extent to which fair value has been less than the amortized cost basis;
•	Adverse conditions specifically related to the security, an industry, or a geographic area;
•	The historical and implied volatility of the fair value of the security;
•	The payment structure of the debt security and the likelihood of the issuer being able to make payments;
•	Failure of the issuer to make scheduled interest or principal payments;
•	Any rating changes by a rating agency; and
•	Recoveries or additional decline in fair value subsequent to the balance sheet date.

The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a general lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized for anticipated credit losses.

The declines in market value were primarily attributable to changes in interest rates and disruptions in the credit and financial markets. Because we have no intent to sell securities in an unrealized loss position and it is not more likely than not that we will be required to sell such securities before recovery of its amortized cost basis, we do not consider these investments to be other-than-temporarily impaired.

5.   LOANS AND LEASES

Loans and leases, excluding loans held for sale, consisted of the following:

	March 31,	December 31,
	2011	2010
	(Dollars in thousands)

Commercial, financial and agricultural	$183,079	$207,900
Real estate:
Construction	272,739	314,530
Mortgage - residential	741,057	747,870
Mortgage - commercial	737,249	761,710
Consumer	111,172	112,950
Leases	25,281	28,163
	2,070,577	2,173,123
Unearned income	(3,275)	(3,679)
Total loans and leases	$2,067,302	$2,169,444

During the three months ended March 31, 2011, we did not transfer any loans to the held-for-sale category. In addition, no loans were sold or purchased during the three months ended March 31, 2011. During the three months ended March 31, 2010, we transferred loans with a carrying value of $17.7 million, all of which were non-performing, to the held-for-sale category and sold loans with a carrying value of $7.3 million. In addition, no loans were purchased during the three months ended March 31, 2010.

The following table presents by class, the balance in the allowance for loan and lease losses and the recorded investment in loans and leases based on the Company’s impairment measurement method as of March 31, 2011:

	Commercial,	Real estate
	financial & agricultural	Construction	Mortgage - residential	Mortgage - commercial	Consumer	Leases	Total
	(Dollars in thousands)
Allowance for loan and lease losses:
Ending balance attributable to loans:
Individually evaluated for impairment	$94	$10,015	$56	$162	$-	$-	$10,327
Collectively evaluated for impairment	11,006	49,085	30,744	68,838	2,500	1,500	163,673
	11,100	59,100	30,800	69,000	2,500	1,500	174,000
Unallocated							4,010
Total ending balance	$11,100	$59,100	$30,800	$69,000	$2,500	$1,500	$178,010

Loans and leases:
Individually evaluated for impairment	$447	$133,645	$59,582	$15,577	$-	$-	$209,251
Collectively evaluated for impairment	182,632	139,094	681,475	721,672	111,172	25,281	1,861,326
	183,079	272,739	741,057	737,249	111,172	25,281	2,070,577
Unearned income							(3,275)
Total ending balance	$183,079	$272,739	$741,057	$737,249	$111,172	$25,281	$2,067,302

Impaired loans requiring an allowance for loan and lease losses at March 31, 2011 and December 31, 2010 amounted to $105.2 million and $119.8 million, respectively, and included all nonaccrual loans greater than $0.5 million and all loans modified in a troubled debt restructuring. Impaired loans, many of which have been reduced to the estimated fair value of the underlying collateral, not requiring an allowance for loan and lease losses amounted to $104.1 million and $105.2 million at March 31, 2011 and December 31, 2010, respectively. The average recorded investment in impaired loans was $220.0 million during the three months ended March 31, 2011. Interest income recognized on impaired loans was $0.3 million during the three months ended March 31, 2011.

The following table presents by class, loans individually evaluated for impairment as of March 31, 2011 and December 31, 2010:

	Unpaid Principal Balance	Recorded Investment	Allowance Allocated
	(Dollars in thousands)
March 31, 2011
With no related allowance recorded:
Real estate:
Construction	$130,530	$83,141	$-
Mortgage - residential	67,439	58,782	-
Mortgage - commercial	13,578	13,257	-
With an allowance recorded:
Commercial, financial & agricultural	1,146	447	94
Real estate:
Construction	86,673	50,504	10,015
Mortgage - residential	1,263	800	56
Mortgage - commercial	2,853	2,320	162
Total	$303,482	$209,251	$10,327

December 31, 2010
With no related allowance recorded:
Real estate:
Construction	$112,675	$85,571	$-
Mortgage - residential	66,203	58,333	-
Mortgage - commercial	10,917	10,917	-
With an allowance recorded:
Commercial, financial & agricultural	1,184	485	81
Real estate:
Construction	104,429	59,384	18,197
Mortgage - residential	3,681	3,256	89
Mortgage - commercial	7,746	7,088	1,158
Total	$306,835	$225,034	$19,525

The following table presents by class, the recorded investment in nonaccrual loans and accruing loans delinquent for 90 days or more as of March 31, 2011 and December 31, 2010:

	Nonaccrual	Accruing loans delinquent for 90 days or more
	(Dollars in thousands)
March 31, 2011
Commercial, financial & agricultural	$805	$-
Real estate:
Construction	167,541	-
Mortgage - residential	47,859	427
Mortgage - commercial	12,046	-
Consumer	-	13
Leases	-	66
Total	$228,251	$506

December 31, 2010
Commercial, financial & agricultural	$982	$-
Real estate:
Construction	182,073	6,550
Mortgage - residential	47,560	1,800
Mortgage - commercial	14,464	-
Consumer	225	181
Total	$245,304	$8,531

For all loan types, the Company determines delinquency status by considering the number of days full payments required by the contractual terms of the loan are past due. The following table presents by class, the aging of the recorded investment in past due loans and leases as of March 31, 2011 and December 31, 2010:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Nonaccrual Loans	Total Past Due	Loans & Leases Not Past Due	Total
	(Dollars in thousands)
March 31, 2011
Commercial, financial & agricultural	$47	$129	$-	$805	$981	$182,109	$183,090
Real estate:
Construction	199	-	-	167,541	167,740	104,589	272,329
Mortgage - residential	8,100	1,053	427	47,859	57,439	682,133	739,572
Mortgage - commercial	1,262	3,155	-	12,046	16,463	719,395	735,858
Consumer	445	333	13	-	791	110,381	111,172
Leases	312	-	66	-	378	24,903	25,281
Total	$10,365	$4,670	$506	$228,251	$243,792	$1,823,510	$2,067,302

December 31, 2010
Commercial, financial & agricultural	$495	$252	$-	$982	$1,729	$206,251	$207,980
Real estate:
Construction	12,551	118	6,550	182,073	201,292	112,493	313,785
Mortgage - residential	4,183	7,494	1,800	47,560	61,037	685,224	746,261
Mortgage - commercial	273	3,169	-	14,464	17,906	742,400	760,306
Consumer	620	444	181	225	1,470	111,479	112,949
Leases	100	-	-	-	100	28,063	28,163
Total	$18,222	$11,477	$8,531	$245,304	$283,534	$1,885,910	$2,169,444

Restructured loans included in nonperforming assets at March 31, 2011 consisted of eight Hawaii construction and development loans with a combined principal balance of $39.3 million, 78 Hawaii residential mortgage loans with a combined principal balance of $31.3 million, one Mainland construction and development loan with a principal balance of $1.4 million and one Hawaii commercial loan with a principal balance of $0.4 million. Concessions made to the original contractual terms of these loans consisted primarily of the deferral of interest and/or principal payments due to deterioration in the borrowers’ financial condition. The principal balances on these restructured loans were matured and/or in default at the time of restructure and we have no commitments to lend additional funds to any of these borrowers. There were $12.4 million of restructured loans still accruing interest at March 31, 2011, none of which were more than 90 days delinquent. At December 31, 2010, there were $14.2 million of restructured loans still accruing interest, including two residential mortgage loans totaling $0.8 million that were more than 90 days delinquent.

The Company categorizes loans and leases into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans and leases individually by classifying the loans and leases as to credit risk. This analysis includes loans and leases with an outstanding balance greater than $0.5 million or $1.0 million, depending on loan type, and non-homogeneous loans and leases, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans and leases classified as special mention, while still adequately protected by the borrower’s capital adequacy and payment capability, exhibit distinct weakening trends and/or elevated levels of exposure to external conditions. If left unchecked or uncorrected, these potential weaknesses may result in deteriorated prospects of repayment. These exposures require management’s close attention so as to avoid becoming undue or unwarranted credit exposures.

Substandard. Loans and leases classified as substandard are inadequately protected by the borrower’s current financial condition and payment capability or of the collateral pledged, if any. Loans and leases so classified have a well-defined weakness or weaknesses that jeopardize the orderly repayment of debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans and leases classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or orderly repayment in full, on the basis of current existing facts, conditions and values, highly questionable and improbable. Possibility of loss is extremely high, but because of certain important and reasonably specific factors that may work to the advantage and strengthening of the exposure, its classification as an estimate loss is deferred until its more exact status may be determined.

Loss. Loans and leases classified as loss are considered to be non-collectible and of such little value that their continuance as bankable assets is not warranted. This does not mean the loan has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan, even though partial recovery may be obtained in the future. Losses are taken in the period in which they surface as uncollectible.

Loans and leases not meeting the criteria above that are analyzed individually as part of the process described above are considered to be pass rated loans and leases. Loans and leases listed as not rated are either less than $0.5 million or are included in groups of homogeneous loan pools. The following table presents by class and credit indicator, the recorded investment in the Company’s loans and leases as of March 31, 2011 and December 31, 2010:

	Pass	Special Mention	Substandard	Doubtful	Loss	Not Rated	Unearned Income	Total
	(Dollars in thousands)
March 31, 2011
Commercial, financial
& agricultural	$101,385	$14,484	$13,552	$-	$-	$53,658	$(11)	$183,090
Real estate:
Construction	33,644	31,589	201,396	-	-	6,110	410	272,329
Mortgage - residential	75,450	12,889	54,143	-	-	598,575	1,485	739,572
Mortgage - commercial	543,717	71,048	86,724	-	-	35,760	1,391	735,858
Consumer	4,768	-	306	-	-	106,098	-	111,172
Leases	19,355	3,800	2,126	-	-	-	-	25,281
Total	$778,319	$133,810	$358,247	$-	$-	$800,201	$3,275	$2,067,302

December 31, 2010
Commercial, financial
& agricultural	$109,619	$22,529	$19,370	$-	$-	$56,382	$(80)	$207,980
Real estate:
Construction	44,488	41,330	215,187	5,789	-	7,736	745	313,785
Mortgage - residential	70,747	17,475	55,533	-	-	604,115	1,609	746,261
Mortgage - commercial	557,511	67,639	97,871	2,883	-	35,806	1,404	760,306
Consumer	5,778	307	769	-	14	106,082	1	112,949
Leases	21,761	4,039	2,363	-	-	-	-	28,163
Total	$809,904	$153,319	$391,093	$8,672	$14	$810,121	$3,679	$2,169,444

In accordance with applicable Interagency Guidance issued by our primary bank regulators, we define subprime borrowers as typically having weakened credit histories that include payment delinquencies and possibly more severe problems such as charge-offs, judgments, and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, debt-to-income ratios, or other criteria that may encompass borrowers with incomplete credit histories. Subprime loans are loans to borrowers displaying one or more of these characteristics at the time of origination or purchase. Such loans have a higher risk of default than loans to prime borrowers. At March 31, 2011 and December 31, 2010, we did not have any loans that we considered to be subprime.

6.   ALLOWANCE FOR LOAN AND LEASE LOSSES

The following table presents the changes in the allowance for loan and lease losses (the “Allowance”) for the periods indicated:

	Three Months Ended
	March 31,
	2011	2010
	(Dollars in thousands)

Balance, beginning of period	$192,854	$205,279
Provision (credit) for loan and lease losses	(1,575)	58,837
	191,279	264,116
Charge-offs	(18,131)	(59,968)
Recoveries	4,862	7,498
Net charge-offs	(13,269)	(52,470)
Balance, end of period	$178,010	$211,646

Our provision for loan and lease losses (the “Provision”) was a credit of $1.6 million in the first quarter of 2011, compared to a charge of $58.8 million in the first quarter of 2010. The year-over-year decrease in both our Provision and Allowance is directly attributable to continued improvement in our credit risk profile as evidenced by declines in both nonperforming assets and net charge-offs.

The following table presents by class, the activity in the Allowance for the three months ended March 31, 2011:

	Commercial,	Real estate
	financial &		Mortgage -	Mortgage -
	agricultural	Construction	residential	commercial	Consumer	Leases	Unallocated	Total
	(Dollars in thousands)

Beginning balance	$13,400	$76,600	$31,800	$64,300	$3,200	$1,600	$1,954	$192,854
Provision (credit) for loan
and lease losses	(1,326)	(7,008)	336	4,887	(420)	(100)	2,056	(1,575)
	12,074	69,592	32,136	69,187	2,780	1,500	4,010	191,279
Charge-offs	(1,406)	(13,858)	(2,036)	(226)	(605)	-	-	(18,131)
Recoveries	432	3,366	700	39	325	-	-	4,862
Net charge-offs	(974)	(10,492)	(1,336)	(187)	(280)	-	-	(13,269)
Ending balance	$11,100	$59,100	$30,800	$69,000	$2,500	$1,500	$4,010	$178,010

In determining the amount of our Allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions, as well as regulatory requirements and input. If our assumptions prove to be incorrect, our current Allowance may not be sufficient to cover future loan losses and we may experience increases to our Provision.

7.   SECURITIZATIONS

In prior years, we securitized certain residential mortgage loans with a U.S. Government sponsored entity and continue to service the residential mortgage loans. The servicing assets were recorded at their respective fair values at the time of securitization. The fair value of the servicing assets was determined using a discounted cash flow model based on market value assumptions at the time of securitization and is amortized in proportion to and over the period of net servicing income.

All unsold mortgage-backed securities were categorized as available for sale securities and were therefore recorded at their fair value of $9.7 million and $10.0 million at March 31, 2011 and December 31, 2010, respectively. The fair values of these mortgage-backed securities were based on quoted prices of similar instruments in active markets. Unrealized gains of $26 thousand and $34 thousand on unsold mortgage-backed securities were recorded in accumulated other comprehensive loss (“AOCL”) at March 31, 2011 and December 31, 2010, respectively.

8.   GOODWILL AND OTHER INTANGIBLE ASSETS

We review the carrying amount of goodwill for impairment on an annual basis. Additionally, we perform an impairment assessment of goodwill and evaluate our other intangible assets whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in impairments to goodwill. Absent any impairment indicators, we perform our annual goodwill impairment test during the fourth quarter of each fiscal year.

Our impairment assessment of goodwill and other intangible assets involves the estimation of future cash flows and the fair value of reporting units to which goodwill is allocated. We reconcile the estimated fair values of our reporting units to our total market capitalization plus a control premium. Estimating future cash flows and determining fair values of the reporting units is judgmental and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of the impairment charge.

During the first quarter of 2010, we determined that an impairment test was required because of the uncertainty regarding our ability to continue as a going concern combined with the fact that our market capitalization remained depressed. As a result of our impairment test, we determined that the remaining goodwill associated with our Hawaii Market reporting unit was impaired and we recorded a non-cash impairment charge of $102.7 million during that quarter. As of March 31, 2011, we had no goodwill remaining on our consolidated balance sheet.

Other intangible assets include a core deposit premium, mortgage servicing rights, customer relationships and non-compete agreements. The following table presents changes in other intangible assets for the three months ended March 31, 2011:

	Core	Mortgage
	Deposit	Servicing	Customer	Non-Compete
	Premium	Rights	Relationships	Agreements	Total
	(Dollars in thousands)

Balance, beginning of period	$20,727	$22,712	$1,050	$150	$44,639
Additions	-	1,406	-	-	1,406
Amortization	(669)	(828)	(35)	(15)	(1,547)
Balance, end of period	$20,058	$23,290	$1,015	$135	$44,498

Income generated as the result of new mortgage servicing rights is reported as gains on sales of loans and totaled $1.4 million for the three months ended March 31, 2011, compared to $1.6 million for the three months ended March 31, 2010. Amortization of mortgage servicing rights was $0.8 million and $0.7 million for the three months ended March 31, 2011 and 2010, respectively.

The following table presents the fair market value and key assumptions used in determining the fair market value of our mortgage servicing rights:

	Three Months Ended March 31,
	2011	2010
	(Dollars in thousands)

Fair market value, beginning of period	$23,709	$23,019
Fair market value, end of period	24,316	22,897
Weighted average discount rate	8.5%	8.5%
Weighted average prepayment speed assumption	14.2	13.2

The gross carrying value and accumulated amortization related to our intangible assets are presented below:

	March 31, 2011			December 31, 2010
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Value	Amortization	Net	Value	Amortization	Net
	(Dollars in thousands)

Core deposit premium	$44,642	$(24,584)	$20,058	$44,642	$(23,915)	$20,727
Mortgage servicing rights	43,073	(19,783)	23,290	41,667	(18,955)	22,712
Customer relationships	1,400	(385)	1,015	1,400	(350)	1,050
Non-compete agreements	300	(165)	135	300	(150)	150
Total	$89,415	$(44,917)	$44,498	$88,009	$(43,370)	$44,639

Based on the core deposit premium, mortgage servicing rights, customer relationships and non-compete agreements held as of March 31, 2011, estimated amortization expense for the remainder of fiscal 2011, the next five succeeding fiscal years and all years thereafter are as follows:

	Estimated Amortization Expense
		Mortgage
	Core Deposit	Servicing	Customer	Non-Compete
	Premium	Rights	Relationships	Agreements	Total
	(Dollars in thousands)

2011 (remainder)	$2,006	$2,160	$105	$45	$4,316
2012	2,674	3,119	140	60	5,993
2013	2,674	2,705	140	30	5,549
2014	2,674	2,351	140	-	5,165
2015	2,674	2,014	140	-	4,828
2016	2,674	1,709	140	-	4,523
Thereafter	4,682	9,232	210	-	14,124
	$20,058	$23,290	$1,015	$135	$44,498

9.   DERIVATIVES

We utilize various designated and undesignated derivative financial instruments to reduce our exposure to movements in interest rates including interest rate swaps, interest rate lock commitments and forward sale commitments. We measure all derivatives at fair value on our consolidated balance sheet. At each reporting period, we record the derivative instruments in other assets or other liabilities depending on whether the derivatives are in an asset or liability position. For derivative instruments that are designated as hedging instruments, we record the effective portion of the changes in the fair value of the derivative in AOCL, net of tax, until earnings are affected by the variability of cash flows of the hedged transaction. We immediately recognize the portion of the gain or loss in the fair value of the derivative that represents hedge ineffectiveness in current period earnings. For derivative instruments that are not designated as hedging instruments, changes in the fair value of the derivative are included in current period earnings.

Interest Rate Swap

In January 2008, we entered into a derivative transaction to hedge future cash flows from a portion of our then existing variable rate loan portfolio. Under the terms of the arrangement, we would receive payments equal to a fixed interest rate of 6.25% from January 2008 through January 2013 from the counterparty on a notional amount of $400 million. In return, we would pay the counterparty a floating rate, namely our prime rate, on the same notional amount. The purpose of the derivative transaction was to minimize the risk of fluctuations in interest payments received on our variable rate loan portfolio. The derivative transaction was designated as a cash flow hedge.

On September 1, 2009, we terminated the derivative transaction with the counterparty at its then fair market value of $18.0 million. As a result of the termination, we recorded an unrealized gain related to hedge effectiveness of $12.5 million as a component of AOCL and $5.5 million of hedge ineffectiveness as other operating income. The unrealized gain is being recognized into income over the original contract period through January 2013 using the effective yield method and we expect to reclassify $2.7 million of this gain into earnings within the next 12 months.

Interest Rate Lock and Forward Sale Commitments

We enter into interest rate lock commitments on certain mortgage loans that are intended to be sold. To manage interest rate risk on interest rate lock commitments, we also enter into forward loan sale commitments. The interest rate lock and forward loan sale commitments are accounted for as undesignated derivatives and are recorded at their respective fair values in other assets or other liabilities, with changes in fair value recorded in current period earnings. These instruments serve to reduce our exposure to movements in interest rates. At March 31, 2011, we were a party to interest rate lock and forward sale commitments on $50.5 million and $20.6 million of mortgage loans, respectively.

The following table presents the location of all assets and liabilities associated with our derivative instruments within the consolidated balance sheet:

		Asset Derivatives		Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	Fair Value at March 31, 2011	Fair Value at December 31, 2010	Fair Value at March 31, 2011	Fair Value at December 31, 2010
(Dollars in thousands)
Interest rate contracts	Other assets /
	other liabilities	$230	$1,035	$251	$523

The following table presents the impact of derivative instruments and their location within the consolidated statements of operations:

Derivatives in Cash Flow Hedging Relationship	Amount of Gain Recognized in AOCL on Derivative (Effective Portion)	Amount of Gain Reclassified from AOCL into Earnings (Effective Portion)	Amount of Gain Recognized in Earnings on Derivative (Ineffective Portion)
	(Dollars in thousands)
Three Months Ended March 31, 2011
Interest rate contracts	$-	$1,116	$-

Three Months Ended March 31, 2010
Interest rate contracts	$-	$1,890	$-

Amounts recognized in AOCL are net of income taxes. Amounts reclassified from AOCL into income are included in interest income in the consolidated statements of operations. The ineffective portion has been recognized as other operating income in the consolidated statements of operations.

Derivatives not in Cash Flow Hedging Relationship	Location of Gain Recognized in Earnings on Derivatives	Amount of Gain Recognized in Earnings on Derivatives
		(Dollars in thousands)
Three Months Ended March 31, 2011
Interest rate contracts	Other operating income	$279

Three Months Ended March 31, 2010
Interest rate contracts	Other operating income	$219

10.  SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2011, our bank maintained a $31.9 million line of credit with the Federal Reserve discount window, of which there were no advances outstanding. As of March 31, 2011, certain commercial real estate loans totaling $125.5 million have been pledged as collateral on our line of credit with the Federal Reserve discount window. The Federal Reserve does not have the right to sell or repledge these loans. Future advances under this arrangement are subject to approval of the Federal Reserve. Furthermore, all terms and maturities of advances under this arrangement are at the discretion of the Federal Reserve and are generally limited to overnight borrowings. Since September 2009, our bank was no longer eligible to access the Federal Reserve’s primary credit facility but maintained access to its secondary facility. There was no change in the level of credit available to the bank; however, future advances will have higher borrowing costs under the secondary facility.

The bank is a member of and maintained a $732.1 million line of credit with the FHLB as of March 31, 2011. Long-term borrowings under this arrangement totaled $301.1 million at March 31, 2011, compared to $200.0 million and $351.3 million of short-term and long-term borrowings, respectively, at December 31, 2010. There were no short-term borrowings under this arrangement at March 31, 2011. FHLB advances outstanding at March 31, 2011 were secured by investment securities with a fair value of $340.9 million and certain real estate loans totaling $602.9 million in accordance with the collateral provisions of the Advances, Security and Deposit Agreement with the FHLB. Approximately $431.0 million was undrawn under this arrangement at March 31, 2011. The FHLB has no obligation to make future advances to the bank.

On August 20, 2009, we began deferring regularly scheduled interest payments on our outstanding junior subordinated debentures relating to our trust preferred securities. The terms of the junior subordinated debentures and the trust documents allow us to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. During the deferral period, which currently stands at seven consecutive quarters, the respective trusts have suspended the declaration and payment of dividends on the trust preferred securities. Also during the deferral period, we may not, among other things and with limited exceptions, pay cash dividends on or repurchase our common stock or make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated debentures. During the deferral period, we will continue to accrue, and reflect in our consolidated financial statements, the deferred interest payments on our junior subordinated debentures. Accrued interest on our outstanding junior subordinated debentures relating to our trust preferred securities was $5.9 million and $5.1 million at March 31, 2011 and December 31, 2010, respectively. With the recent completion of the Private Placement, we plan to seek regulatory approval to pay all deferred payments under our trust preferred securities.

11.   EQUITY

During the first quarter of 2011, we completed the following transactions as part of our recapitalization:

•
on February 2, 2011, we effected a one-for-twenty reverse stock split of our Common Stock (the “Reverse Stock Split”). Except as otherwise specified, the share and per share amounts for historical periods have been restated to give the effect to the Reverse Stock Split;

•
on February 18, 2011, we completed the $325 million Private Placement with investments from (1) affiliates of each of The Carlyle Group (“Carlyle”) and Anchorage Capital Group, L.L.C. (together with Carlyle, the “Lead Investors”) pursuant to investment agreements with each of the Lead Investors and (2) various other investors, including certain of our directors and officers, pursuant to subscription agreements with each of such investors; and

•
concurrently with the closing of the Private Placement, we completed the TARP Exchange of 135,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, no par value per share and liquidation preference $1,000 per share, held by the United States Department of the Treasury (the “Treasury”), and accrued and unpaid dividends thereon for 5,620,117 common shares. We also amended the warrant held by the Treasury (the “Amended TARP Warrant”) to, among other things, reduce the exercise price from $255.40 per share to $10 per share. The warrant grants the Treasury the right to purchase 79,288 Common Shares, subject to adjustment.

The TARP Exchange resulted in a non-cash increase in net income available to common shareholders of $85.1 million as the book value of the preferred stock plus accrued and unpaid dividends was greater than the estimated fair value of the common stock issued to the Treasury of $56.2 million and the fair value of the Amended TARP Warrant at the time of the TARP Exchange. This accounting treatment had no effect on our total shareholders’ equity or our regulatory capital position.

In addition to adjusting the exercise price of the Amended TARP Warrant, its terms were revised to include a “down-round” provision allowing for the future adjustment to the exercise price for any subsequent issuances of common stock by the Company. If the Company subsequently issues common stock, or rights or shares convertible into common stock, at a per share price lower than the $10 exercise price of the warrant, the exercise price of the warrant will be reduced to the per share common stock amount received in connection with the issuance and the number of shares of common stock subject to the warrant will be increased. This provision resulted in the warrant being carried as a derivative liability as compared to a common stock equivalent for balance sheet purposes as it possesses the characteristics of a freestanding derivative financial instrument as defined by Accounting Standards Codification (“ASC”) 815-10-15-83, Accounting for Derivatives and Hedging, and similar to the example illustrated in ASC 815-40-55-33 and -34. As a derivative liability, the warrant is carried at fair value, with subsequent remeasurements recorded through the current period's earnings. The initial value attributed to the warrant was $1.7 million, with the fair value estimated using the Black-Scholes options pricing model, with the following assumptions: 67% volatility, a risk-free rate of 3.59%, a yield of 1.45% and an estimated life of 10 years. From February 18, 2011 through March 31, 2011, this instrument’s estimated fair value decreased, which resulted in the recognition of $0.5 million recorded in other noninterest income.

In 2009, our Board of Directors suspended the payment of all cash dividends on our common stock. Our ability to pay dividends with respect to common stock is subject to obtaining approval from the FRBSF, DFI and Treasury, and is restricted until our obligations under our trust preferred securities are brought current. Additionally, our ability to pay dividends depends on our ability to obtain dividends from our bank. In addition to obtaining approval from the FDIC and DFI, Hawaii law only permits Central Pacific Bank to pay dividends out of retained earnings. Given that the bank had an accumulated deficit of $478.1 million at March 31, 2011, the bank is prohibited from paying any dividends until this deficit is eliminated. Accordingly, we do not anticipate that the bank will be permitted to pay dividends for the foreseeable future.

12.  SHARE-BASED COMPENSATION

Stock Option Activity

There was no activity related to stock options for the Company’s stock option plans during the three months ended March 31, 2011.

Restricted Stock Awards and Units

There was no activity related to restricted stock awards and units during the three months ended March 31, 2011.

Performance Shares and Stock Appreciation Rights

No performance shares or SARs were granted under the 2005 LTIP and 2008 LTIP during the three months ended March 31, 2011.

The table below presents activity of performance shares under both the 2005 LTIP and 2008 LTIP for the three months ended March 31, 2011:

		Weighted Average
	Shares	Exercise Price

Outstanding at January 1, 2011	2,442	$377.60
Changes during the period:
Vested	(531)	377.60
Forfeited	(1,911)	377.60
Outstanding at March 31, 2011	-

The table below presents activity of SARs under both the 2005 LTIP and 2008 LTIP for the three months ended March 31, 2011:

		Weighted Average
	Shares	Exercise Price

Outstanding at January 1, 2011	4,608	$377.60
Changes during the period:
Forfeited	(4,608)	377.60
Outstanding at March 31, 2011	-

13.  ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss, net of taxes, were as follows:

	March 31,	December 31,
	2011	2010
	(Dollars in thousands)

Unrealized gain on available for sale investment securities	$3,976	$2,985
Unrealized loss on derivatives	(8,440)	(7,324)
Pension adjustments	(9,671)	(10,226)
Accumulated other comprehensive loss, net of tax	$(14,135)	$(14,565)

Components of comprehensive income (loss), net of taxes, for the periods indicated were as follows:

	Three Months Ended
	March 31,
	2011	2010
	(Dollars in thousands)

Net income (loss)	$4,639	$(160,219)
Unrealized gain (loss) on investment securities	991	(1,997)
Unrealized loss on derivatives	(1,116)	(1,890)
Pension adjustments	555	444
Comprehensive income (loss)	$5,069	$(163,662)

14.  PENSION PLANS

Central Pacific Bank has a defined benefit retirement plan (the “Pension Plan”) which covers certain eligible employees. The plan was curtailed effective December 31, 2002, and accordingly, plan benefits were fixed as of that date. The following table sets forth the components of net periodic benefit cost for the Pension Plan:

	Three Months Ended
	March 31,
	2011	2010
	(Dollars in thousands)

Interest cost	$417	$437
Expected return on assets	(457)	(428)
Amortization of unrecognized loss	550	514
Net periodic cost	$510	$523

The fair values of the defined benefit retirement plan as of March 31, 2011 and December 31, 2010 by asset category were as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
March 31, 2011
Money market accounts	$747	$-	$-	$747
Mutual funds	7,457	-	-	7,457
Government obligations	-	4,144	-	4,144
Common stocks	5,773	-	-	5,773
Preferred stocks	546	-	-	546
Corporate bonds and debentures	-	4,110	-	4,110
Limited partnerships	-	1,138	-	1,138
Total	$14,523	$9,392	$-	$23,915

December 31, 2010
Money market accounts	$724	$-	$-	$724
Mutual funds	7,425	-	-	7,425
Government obligations	-	3,535	-	3,535
Common stocks	5,317	-	-	5,317
Preferred stocks	554	-	-	554
Corporate bonds and debentures	-	3,482	-	3,482
Limited partnerships	-	2,183	-	2,183
Total	$14,020	$9,200	$-	$23,220

Our bank also established Supplemental Executive Retirement Plans (“SERPs”), which provide certain officers of our bank with supplemental retirement benefits. The following table sets forth the components of net periodic benefit cost for the SERPs:

	Three Months Ended
	March 31,
	2011	2010
	(Dollars in thousands)

Service cost	$-	$11
Interest cost	103	108
Amortization of unrecognized transition obligation	4	4
Amortization of prior service cost	5	(7)
Amortization of unrecognized (gain) loss	(4)	5
Net periodic cost	$108	$121

15.  INCOME TAXES

The valuation allowance for net deferred tax assets at March 31, 2011 and December 31, 2010 was $177.8 million and $178.8 million, respectively. The $1.0 million decrease in our valuation allowance during the first quarter of 2011 was attributable to a decrease in our net deferred tax assets resulting from the net operating income recognized in the first quarter of 2011. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income and tax-planning strategies in making this assessment. Based upon the Company’s cumulative three year loss position and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will be unable to realize the benefits of these deductible differences. The amount of the net deferred tax asset considered realizable, however, could change if estimates of future taxable income during the carryforward period change.

16.  EARNINGS (LOSS) PER SHARE

The following table presents the information used to compute basic and diluted earnings (loss) per common share for the periods indicated:

	Three Months Ended
	March 31,
	2011	2010
(In thousands, except per share data)

Net income (loss)	$4,639	$(160,219)
Preferred stock dividends, accretion of discount and
conversion of preferred stock to common stock	(83,897)	2,074
Net income (loss) available to common shareholders	$88,536	$(162,293)

Weighted average shares outstanding - basic	19,301	1,513
Dilutive effect of Treasury warrants	20	-
Weighted average shares outstanding - diluted	19,321	1,513

Basic earnings (loss) per share	$4.59	$(107.23)
Diluted earnings (loss) per share	$4.58	$(107.23)

A total of 41,934 and 142,107 potentially dilutive securities have been excluded from the dilutive share calculation for the three months ended March 31, 2011 and 2010, respectively, as their effect was antidilutive.

17.  FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Disclosures about Fair Value of Financial Instruments

Fair value estimates, methods and assumptions are set forth below for our financial instruments.

Short-Term Financial Instruments

The carrying values of short-term financial instruments are deemed to approximate fair values. Such instruments are considered readily convertible to cash and include cash and due from banks, interest-bearing deposits in other banks, accrued interest receivable, the majority of short-term borrowings and accrued interest payable.

Investment Securities

The fair value of investment securities is based on market price quotations received from securities dealers. Where quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Loans

Fair values of loans are estimated based on discounted cash flows of portfolios of loans with similar financial characteristics including the type of loan, interest terms and repayment history. Fair values are calculated by discounting scheduled cash flows through estimated maturities using estimated market discount rates. Estimated market discount rates are reflective of credit and interest rate risks inherent in the Company’s various loan types and are derived from available market information, as well as specific borrower information. The fair value of loans are not based on the notion of exit price.

Other Interest Earning Assets

The equity investment in common stock of the FHLB, which is redeemable for cash at par value, is reported at its par value.

Deposit Liabilities

The fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits and interest-bearing demand and savings accounts, are equal to the amount payable on demand. The fair value of time deposits is based on the higher of the discounted value of contractual cash flows or its carrying value. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings and Long-Term Debt

The fair value for a portion of our short-term borrowings is estimated by discounting scheduled cash flows using rates currently offered for securities of similar remaining maturities. The fair value of our long-term debt, primarily FHLB advances, is estimated by discounting scheduled cash flows over the contractual borrowing period at the estimated market rate for similar borrowing arrangements.

Off-Balance Sheet Financial Instruments

The fair values of off-balance sheet financial instruments are estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties, current settlement values or quoted market prices of comparable instruments.

For derivative financial instruments, the fair values are based upon current settlement values, if available. If there are no relevant comparables, fair values are based on pricing models using current assumptions for interest rate swaps and options.

Limitations

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument. Because no market exists for a significant portion of our financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of future business and the value of assets and liabilities that are not considered financial instruments. For example, significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets, premises and equipment and intangible assets. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

	March 31, 2011		December 31, 2010
	Carrying/		Carrying/
	notional	Estimated	notional	Estimated
	amount	fair value	amount	fair value
	(Dollars in thousands)
Financial assets
Cash and due from banks	$63,687	$63,687	$61,725	$61,725
Interest-bearing deposits in other banks	537,495	537,495	729,014	729,014
Investment securities	1,078,124	1,078,190	705,345	705,430
Net loans and leases, including loans held for sale	1,943,385	1,872,273	2,046,338	1,985,261
Accrued interest receivable	11,461	11,461	11,279	11,279

Financial liabilities
Deposits:
Noninterest-bearing deposits	678,007	678,007	611,744	611,744
Interest-bearing demand and savings deposits	1,648,805	1,648,805	1,729,361	1,729,361
Time deposits	818,651	822,934	791,842	793,333
Total deposits	3,145,463	3,149,746	3,132,947	3,134,438
Short-term borrowings	1,423	1,423	202,480	202,351
Long-term debt	409,299	340,847	459,803	407,175
Accrued interest payable (included in other liabilities)	9,325	9,325	9,528	9,528

Off-balance sheet financial instruments
Commitments to extend credit	410,775	2,054	415,005	2,075
Standby letters of credit and financial guarantees written	16,955	127	11,056	83
Interest rate options	50,516	33	63,994	(170
Forward interest rate contracts	20,587	(53)	40,658	682
Forward foreign exchange contracts	-	-	1,889	1,891

Fair Value Measurements

We group our financial assets and liabilities at fair value into three levels based on the markets in which the financial assets and liabilities are traded and the reliability of the assumptions used to determine fair value as follows:

•
Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

•
Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that requires the use of significant judgment or estimation.

We base our fair values on the price that we would expect to receive if an asset were sold or pay to transfer a liability in an orderly transaction between market participants at the measurement date. We also maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

We use fair value measurements to record adjustments to certain financial assets and liabilities and to determine fair value disclosures. Available for sale securities and derivatives are recorded at fair value on a recurring basis. From time to time, we may be required to record other financial assets at fair value on a nonrecurring basis such as loans held for sale, impaired loans and mortgage servicing rights. These nonrecurring fair value adjustments typically involve application of the lower of cost or fair value accounting or write-downs of individual assets.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and December 31, 2010:

		Fair Value at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(Dollars in thousands)
March 31, 2011
Available for sale securities:
U.S. Government sponsored entities debt securities	$330,544	$-	$330,544	$-
States and political subdivisions	12,530	-	-	12,530
U.S. Government sponsored entities mortgage-backed securities	732,062	-	732,062	-
Non-agency collateralized mortgage obligations	17	-	-	17
Other	1,028	1,028	-	-
Derivatives:
Interest rate contracts	(20)	-	(20)	-
Amended TARP Warrant	(1,187)	-	(1,187)	-
Total	$1,074,974	$1,028	$1,061,399	$12,547

December 31, 2010
Available for sale securities:
U.S. Government sponsored entities debt securities	$201,855	$-	$201,855	$-
States and political subdivisions	12,619	-	-	12,619
U.S. Government sponsored entities mortgage-backed securities	486,964	-	486,964	-
Non-agency collateralized mortgage obligations	17	-	-	17
Other	1,062	1,062	-	-
Derivatives:
Interest rate contracts	512	-	512	-
Total	$703,029	$1,062	$689,331	$12,636

For the three months ended March 31, 2011 and 2010, the changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Available for sale securities	Available for sale non-agency collateralized mortgage obligations (1)
	(Dollars in thousands)

Balance at December 31, 2010	$12,619	$17
Principal payments received	(89)	-
Balance at March 31, 2011	$12,530	$17

Balance at December 31, 2009	$13,778	$46,469
Principal payments received	(95)	(1,051)
Realized net losses included in net loss	-	(7,275)
Unrealized net gains included in other comprehensive loss	-	6,222
Sales	-	(44,347)
Balance at March 31, 2010	$13,683	$18

(1) Represents available for sale non-agency collateralized mortgage obligations previously classified as
Level 2 for which the market became inactive during 2008; therefore the fair value measurement was derived from discounted cash flow models using unobservable inputs and assumptions.

For assets measured at fair value on a nonrecurring basis that were recorded at fair value on our balance sheet at March 31, 2011 and December 31, 2010, the following table provides the level of valuation assumptions used to determine the respective fair values:

		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(Dollars in thousands)
March 31, 2011
Loans held for sale (1)	$33,665	$-	$33,665	$-
Impaired loans (1)	198,924	-	198,924	-
Other real estate (2)	56,601	-	56,601	-

December 31, 2010
Loans held for sale (1)	$35,300	$-	$35,300	$-
Impaired loans (1)	205,509	-	205,509	-
Other real estate (2)	57,507	-	57,507	-

(1) Represents carrying value and related write-downs of loans for which adjustments are based on agreed upon purchase prices for the loans or the appraised value of the collateral.

(2) Represents other real estate that is carried at the lower of carrying value or fair value less costs to sell. Fair value is generally based upon independent market prices or appraised values of the collateral.

18.  SEGMENT INFORMATION

We have three reportable segments: Commercial Real Estate, Hawaii Market and Treasury. The segments reported are consistent with internal functional reporting lines. They are managed separately because each unit has different target markets, technological requirements, marketing strategies and specialized skills.

The Commercial Real Estate segment includes construction and real estate development lending in Hawaii, California and Washington. The Hawaii Market segment includes retail branch offices, commercial lending, residential mortgage lending and servicing, indirect auto lending, trust services and retail brokerage services. A full range of deposit and loan products and various other banking services are offered. The Treasury segment is responsible for managing the Company's investment securities portfolio and wholesale funding activities. The All Others category includes activities such as electronic banking, data processing and management of bank owned properties.

The accounting policies of the segments are consistent with the Company's accounting policies that are described in Note 1 to the consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC. The majority of the Company’s net income is derived from net interest income. Accordingly, management focuses primarily on net interest income, rather than gross interest income and expense amounts, in evaluating segment profitability.

Intersegment net interest income (expense) was allocated to each segment based upon a funds transfer pricing process that assigns costs of funds to assets and earnings credits to liabilities based on market interest rates that reflect interest rate sensitivity and maturity characteristics. All administrative and overhead expenses are allocated to the segments at cost. Cash, investment securities, loans and leases and their related balances are allocated to the segment responsible for acquisition and maintenance of those assets. Segment assets also include all premises and equipment used directly in segment operations.

Segment profits (losses) and assets are provided in the following table for the periods indicated.

	Commercial	Hawaii
	Real Estate	Market	Treasury	All Others	Total
	(Dollars in thousands)
Three months ended March 31, 2011:
Net interest income	$7,741	$16,683	$3,777	$-	$28,201
Intersegment net interest income (expense)	(4,801)	15,227	(1,223)	(9,203)	-
Credit for loan and lease losses	1,200	375	-	-	1,575
Other operating income	268	10,107	1,639	486	12,500
Other operating expense	(4,428)	(21,018)	(89)	(12,102)	(37,637)
Administrative and overhead expense allocation	(939)	(10,763)	(125)	11,827	-
Income taxes	-	-	-	-	-
Net income (loss)	$(959)	$10,611	$3,979	$(8,992)	$4,639

Three months ended March 31, 2010:
Net interest income	$13,332	$16,569	$5,168	$-	$35,069
Intersegment net interest income (expense)	(9,941)	9,670	(1,716)	1,987	-
Provision for loan and lease losses	(40,300)	(18,537)	-	-	(58,837)
Other operating income	215	9,812	2,858	(121)	12,764
Goodwill impairment	-	(102,689)	-	-	(102,689)
Other operating expense (excluding goodwill impairment)	(10,613)	(21,910)	(665)	(13,338)	(46,526)
Administrative and overhead expense allocation	(1,215)	(10,079)	(102)	11,396	-
Income taxes	-	-	-	-	-
Net income (loss)	$(48,522)	$(117,164)	$5,543	$(76)	$(160,219)

At March 31, 2011:
Investment securities	$-	$-	$1,078,124	$-	$1,078,124
Loans and leases (including loans held for sale)	642,023	1,479,372	-	-	2,121,395
Other	(39,219)	6,162	772,826	74,110	813,879
Total assets	$602,804	$1,485,534	$1,850,950	$74,110	$4,013,398

At December 31, 2010:
Investment securities	$-	$-	$705,345	$-	$705,345
Loans and leases (including loans held for sale)	699,344	1,539,848	-	-	2,239,192
Other	(49,396)	6,228	958,665	78,017	993,514
Total assets	$649,948	$1,546,076	$1,664,010	$78,017	$3,938,051

19.  LEGAL PROCEEDINGS

Overdraft Litigation

In March 2011, the Company and the bank were named as defendants in a putative class action captioned as Gregory and Camila Peterson, individually and on behalf of all others similarly situated, Plaintiffs, vs. Central Pacific Bank, Central Pacific Financial Corp. and Doe Defendants 1-50, Defendants, Case No. 11-1-0457-03 VLC, in the First Circuit Court of Hawaii in Honolulu. The complaint asserts claims for unconscionability, conversion, unjust enrichment, and violations of Hawaii’s Uniform Deceptive Trade Practice Act, relating to the bank’s overdraft practices and fees. Plaintiffs seek declaratory relief, restitution, disgorgement, damages, interest, costs and attorneys’ fees. We are unable at this time to estimate the possible loss or range of possible loss that may result from this lawsuit.

Other Litigation

We are involved in other legal actions arising in the ordinary course of business. Management, after consultation with our legal counsel, believes the ultimate disposition of those matters will not have a material adverse effect on our consolidated financial statements.

20.  SUBSEQUENT EVENTS

We evaluated the effects of events that have occurred subsequent to March 31, 2011 and identified the following transactions warranting disclosure:

On April 11, 2011, we commenced a common stock rights offering of up to $20 million (the “Rights Offering”). Shareholders of record as of close of business on February 17, 2011 received at no charge transferable rights to purchase up to 2,000,000 newly-issued common shares in the Rights Offering at $10 per share. The Rights Offering expired on May 6, 2011, and on May 9, 2011 we announced that our Rights Offering is fully subscribed. We expect to issue approximately 2,000,000 common shares to subscribing rights holders following the completion of the over-subscription allocation procedure. Total gross proceeds to us from the Rights Offering will be approximately $20 million.

On April 12, 2011, we announced that the registration statement registering the common shares issued to certain investors in the Private Placement was declared effective by the SEC. The registration statement covers the offer and sale by certain selling shareholders of up to 18,487,715 shares of common stock, no par value per share, which includes 79,288 shares underlying a warrant issued to the Treasury. The Company will not receive any proceeds from the sale of common shares by any selling shareholder.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Central Pacific Financial Corp. (“CPF”) is a Hawaii corporation and a bank holding company. Our principal business is to serve as a holding company for our bank subsidiary, Central Pacific Bank. We refer to Central Pacific Bank herein as “our bank” or “the bank,” and when we say “the Company,” “we,” “us” or “our,” we mean the holding company on a consolidated basis with the bank and our other consolidated subsidiaries.

Central Pacific Bank is a full-service community bank with 34 branches and 120 ATMs located throughout the state of Hawaii. The bank offers a broad range of products and services including accepting time and demand deposits and originating loans, including commercial loans, construction loans, commercial and residential mortgage loans, and consumer loans. The bank also has a loan production office in California.  As part of our recovery plan, which is described more fully under “—Capital Resources” below, we plan to continue to reduce our exposure to the Mainland.

Recent Events

On February 2, 2011, we effected a one-for-twenty reverse stock split of our common stock (the “Reverse Stock Split”).

On February 18, 2011, we completed a capital raise of $325 million in a private placement (the “Private Placement”) with investments from (1) affiliates of each of The Carlyle Group (“Carlyle”) and Anchorage Capital Group, L.L.C. (“Anchorage” and, together with Carlyle, the “Lead Investors”) pursuant to investment agreements with each of the Lead Investors (collectively, the “Investment Agreements”) and (2) various other investors, including certain of our directors and officers (the “Additional Investors” and, together with the Lead Investors, the “Investors”), pursuant to subscription agreements with each of such investors.

Concurrently with the closing of the Private Placement, we completed the exchange (the “TARP Exchange”) of 135,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, no par value per share and liquidation preference $1,000 per share (the “TARP Preferred Stock”), held by the United States Department of the Treasury (the “Treasury”), and accrued and unpaid dividends thereon for 5,620,117 common shares. We also amended the warrant held by the Treasury to, among other things, reflect an exercise price of $10 per share. The warrant grants the Treasury the right to purchase 79,288 common shares, subject to adjustment.

On April 11, 2011, we commenced a common stock rights offering of up to $20 million (the “Rights Offering”). Shareholders of record as of close of business on February 17, 2011 received at no charge transferable rights to purchase up to 2,000,000 newly-issued common shares in the Rights Offering at $10 per share. The Rights Offering expired on May 6, 2011, and on May 9, 2011 we announced that the Rights Offering is fully subscribed. We expect to issue approximately 2,000,000 common shares to subscribing rights holders following the completion of the over-subscription allocation procedure. Total gross proceeds to us from the Rights Offering will be approximately $20 million.

On April 12, 2011, we announced that the registration statement registering the common shares issued to certain investors in the Private Placement was declared effective by the U.S. Securities and Exchange Commission (“SEC”). The registration statement covers the offer and sale by certain selling shareholders of up to 18,487,715 shares of common stock, no par value per share, which includes 79,288 shares underlying a warrant issued to the Treasury. The Company will not receive any proceeds from the sale of common shares by any selling shareholder.

On April 20, 2011, following regulatory approval, we announced appointments of Crystal K. Rose as Chair of the Board of Directors of CPF and Central Pacific Bank (“CPB”) and John C. Dean, former Executive Chairman of CPF and CPB, as President and Chief Executive Officer (“CEO”) of CPF and CPB. Mr. Dean continues to serve as a director of both the CPF and CPB boards.

The Reverse Stock Split, Private Placement, TARP Exchange and Rights Offering are all part of our previously announced recapitalization plan.

Regulatory Matters

In May 2011, the members of the Board of Directors of the bank entered into a Memorandum of Understanding (the “Bank MOU”) with the Federal Deposit Insurance Corporation (the “FDIC”) and the Hawaii Division of Financial Institutions (the “DFI”), effective May 5, 2011, which replaced the Consent Order (the “Consent Order”) the Board of Directors of the bank agreed to with the FDIC and DFI in December 2009. The termination of the Consent Order was effective May 11, 2011. The Bank MOU continues a number of the same requirements previously required by the Consent Order, including the maintenance of an adequate allowance for loan and lease losses, improvement of our asset quality, limitations on credit extensions, maintenance of qualified management and the prohibition on cash dividends to CPF, among other matters. In addition, the Bank MOU requires the bank to further reduce classified assets below the level previously required by the Consent Order. The Bank MOU lowers the minimum leverage capital ratio that the bank is required to maintain from 10% in the Consent Order to 8% and does not mandate a minimum total risk-based capital ratio.

In addition, the Company is also subject to a Written Agreement (the “Agreement”) with the Federal Reserve Bank of San Francisco (the “FRBSF”) and DFI dated July 2, 2010, which supersedes in its entirety the Memorandum of Understanding that the Company entered into on April 1, 2009 with the FRBSF and DFI. Among other matters, the Agreement provides that unless we receive the consent of the FRBSF and DFI, we cannot: (i) pay dividends; (ii) receive dividends or payments representing a reduction in capital from the bank; (iii) directly or through our non-bank subsidiaries make any payments on subordinated debentures or trust preferred securities; (iv) directly or through any non-bank subsidiaries incur, increase or guarantee any debt; or (v) purchase or redeem any shares of our stock. The Agreement requires that our Board of Directors fully utilize the Company's financial and managerial resources to ensure that the bank complies with the Consent Order and any other supervisory action taken by the bank’s regulators. We were also required to submit to the FRBSF an acceptable capital plan and cash flow projection.

On February 9, 2011, the bank entered into a Memorandum of Understanding (the “BSA MOU”) with the FDIC and DFI relating to the Bank Secrecy Act (the “BSA”). Under the BSA MOU, the bank is required to (i) fully comply with the BSA and anti-money laundering requirements, (ii) implement a plan to ensure such compliance, including improving and maintaining an adequate system of internal controls, bolstering policies on customer due diligence, providing for comprehensive independent testing to validate compliance, and maintaining an adequate compliance staff, (iii) correct all deficiencies identified by our regulators and (iv) provide them with progress reports.

Even though the Consent Order has been replaced by the Bank MOU, the bank remains subject to a number of requirements as described above. We cannot assure you whether or when the Company and the bank will be in full compliance with the agreements with the regulators or whether or when the Bank MOU, the Agreement or the BSA MOU will be terminated. Even if terminated, we may still be subject to other agreements with regulators that restrict our activities and may also continue to impose capital ratios requirements. The requirements and restrictions of the Bank MOU, the Agreement and the BSA MOU are judicially enforceable and the Company or the bank's failure to comply with such requirements and restrictions may subject the Company and the bank to additional regulatory restrictions including: the imposition of a new consent order; the imposition of civil monetary penalties; the termination of insurance of deposits; the issuance of removal and prohibition orders against institution-affiliated parties; the appointment of a conservator or receiver for the bank; the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, if we again fall below the capital ratio requirements; and the enforcement of such actions through injunctions or restraining orders.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act resulted in sweeping changes in the regulation of financial institutions aimed at strengthening the sound operation of the financial services sector. The Dodd-Frank Act includes the following provisions that, among other things:

•
Centralize responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, responsible for implementing, examining and, for large financial institutions, enforcing compliance with federal consumer financial laws. At the federal level, the FDIC will continue to examine us for compliance with such laws.

•
Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Deposit Insurance Fund (the “DIF”) and increase the floor of the size of the DIF.

•	Apply the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies.

•
Require the FDIC and Federal Reserve System (“FRB”) to seek to make their respective capital requirements for state nonmember banks and bank holding companies countercyclical so that capital requirements increase in times of economic expansion and decrease in times of economic contraction.

•	Implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions.

•
Make permanent the $250,000 limit for federal deposit insurance and increase the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000 and provide unlimited federal deposit insurance until December 31, 2012 for non-interest bearing demand transaction accounts at all insured depository institutions.

•	Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

•	Increase the authority of the Federal Reserve to examine us and any of our non-bank subsidiaries.

•	Authorize the FDIC to assess the cost of examinations (the FDIC does not currently assess fees for examining Central Pacific Bank).

Some of these provisions may have the consequence of increasing our expenses, decreasing our revenues, and changing the activities in which we choose to engage. The environment in which banking organizations will now operate, including legislative and regulatory changes affecting capital, liquidity, supervision, permissible activities, corporate governance and compensation, changes in fiscal policy and steps to eliminate government support for banking organizations, may have long-term effects on the business model and profitability of banking organizations that cannot now be foreseen. Provisions in the legislation that revoke the Tier 1 capital treatment of trust preferred securities do not apply to our debt and equity instruments issued before May 19, 2010, as we are grandfathered under an exception for depositary institution holding companies with total consolidated assets of less than $15 billion as of December 31, 2009. The specific impact of the Dodd-Frank Act on our current activities or new financial activities we may consider in the future, our financial performance and the markets in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and the reaction of market participants to these regulatory developments. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us, our customers or the financial industry more generally.

Basis of Presentation

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements under “Part I, Item 1. Financial Statements (Unaudited).”

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires that management make certain judgments and use certain estimates and assumptions that affect amounts reported and disclosures made. Accounting estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimate are reasonably likely to occur from period to period and would materially impact our consolidated financial statements as of or for the periods presented. Management has discussed the development and selection of the critical accounting estimates noted below with the audit committee of the board of directors, and the audit committee has reviewed the accompanying disclosures.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses (the “Allowance”) is management’s estimate of credit losses inherent in our loan and lease portfolio at the balance sheet date. We maintain our Allowance at an amount we expect to be sufficient to absorb probable losses inherent in our loan and lease portfolio based on a projection of probable net loan charge-offs.

For loans classified as impaired, an estimated impairment loss is calculated. To estimate loan charge-offs on other loans, we evaluate the level and trend of nonperforming and potential problem loans and historical loss experience. We also consider other relevant economic conditions and borrower-specific risk characteristics, including current repayment patterns of our borrowers, the fair value of collateral securing specific loans, changes in our lending and underwriting standards and general economic factors, nationally and in the markets we serve, including the real estate market generally and the residential and commercial construction markets in particular. Estimated loss rates are determined by loan category and risk profile, and an overall required Allowance is calculated, which includes amounts for imprecision and uncertainty. Based on our estimate of the level of Allowance required, a provision for loan and lease losses (the “Provision”) is recorded to maintain the Allowance at an appropriate level.

Our policy is to charge a loan off in the period in which the loan is deemed to be uncollectible. We consider a loan to be uncollectible when it is probable that a loss has been incurred and the Company can make a reasonable estimate of the loss. In these instances, the likelihood of and/or timeframe for recovery of the amount due is uncertain, weak, or protracted.

Our process for determining the reserve for unfunded commitments is consistent with our process for determining the Allowance and is adjusted for estimated loan funding probabilities. Reserves for unfunded commitments are recorded separately through a valuation allowance included in other liabilities. Credit losses for off-balance sheet credit exposures are deducted from the allowance for credit losses on off-balance sheet credit exposures in the period in which the liability is settled. The allowance for credit losses on off-balance sheet credit losses is established by a charge to other operating expense.

In the first quarter of 2011, we recorded a credit to the Provision of $1.6 million. We had an Allowance, as a percentage of total loans and leases, of 8.61% at March 31, 2011, compared to 8.89% at December 31, 2010. Although general economic trends and market conditions have shown signs of stabilization to some degree, it is possible that the Hawaii or California real estate markets could begin to deteriorate further. If this occurs, it would result in an increase in loan delinquencies, an increase in loan charge-offs or a need for additional increases in our Allowance; any of which would require an increase in our Provision. Even if economic conditions improve or stay the same, it is possible that we may experience material credit losses and in turn, increases to our Allowance and Provision, due to the elevated risk inherent in our existing loan portfolio resulting from our high concentration of commercial real estate and construction loans.

Additionally, when establishing our Allowance, management made certain assumptions and judgments with respect to the quality of our loan portfolio. As the economy began to deteriorate in the second half of 2007 and real estate values declined, we found that many of the assumptions and judgments that we made at the time needed to be materially changed in subsequent periods, which resulted in rapid negative credit migration and substantial losses. Because of the potential volatility that exists in the marketplace, we are not able to predict the potential increases that we may need to incur in our Allowance if real estate values do not improve or continue to decline in the markets that we serve, or if the financial condition of our borrowers declines or fails as a result of their continued exposure to the real estate markets and other financial stresses.

Since we cannot predict with certainty the amount of loan and lease charge-offs that will be incurred and because the eventual level of loan and lease charge-offs are impacted by numerous conditions beyond our control, we use our historical loss experience adjusted for current conditions to determine the Allowance and Provision. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review our Allowance. Such agencies may require that we recognize additions to the Allowance based on their judgments about information available to them at the time of their examination. Accordingly, actual results could differ from those estimates. Changes in the estimate of the Allowance and related Provision could materially affect our operating results. The determination of the Allowance requires us to make estimates of losses that are highly uncertain and involves a high degree of judgment.

Loans Held for Sale

Loans held for sale consists of Hawaii residential mortgage loans, as well as Hawaii and Mainland construction and commercial real estate loans. Hawaii residential mortgage loans classified as held for sale are carried at the lower of cost or fair value on an aggregate basis while the Hawaii and Mainland construction and commercial real estate loans are recorded at the lower of cost or fair value on an individual basis.

Loans originated with the intent to be held in our portfolio are subsequently transferred to held for sale when a decision is made to sell these loans. At the time of a loan’s transfer to the held for sale account, the loan is recorded at the lower of cost or fair value. Any reduction in the loan’s value is reflected as a write-down of the recorded investment resulting in a new cost basis, with a corresponding reduction in the Allowance.

In subsequent periods, if the fair value of a loan classified as held for sale is less than its cost basis, a valuation adjustment is recognized in our consolidated statement of operations in other operating expense and the carrying value of the loan is adjusted accordingly. The valuation adjustment may be recovered in the event that the fair value increases, which is also recognized in our consolidated statement of operations in other operating expense.

The fair value of loans classified as held for sale are generally based upon quoted prices for similar assets in active markets, acceptance of firm offer letters with agreed upon purchase prices, discounted cash flow models that take into account market observable assumptions, or independent appraisals of the underlying collateral securing the loans. We report the fair values of Hawaii and mainland construction and commercial real estate loans net of applicable selling costs on our consolidated balance sheets.

Reserve for Residential Mortgage Loan Repurchase Losses

We sell residential mortgage loans on a “whole-loan” basis to government-sponsored entities (“GSEs” or “Agencies”) Fannie Mae and Freddie Mac and also to non-agency investors. These loan sales occur under industry standard contractual provisions that include various representations and warranties, which typically cover ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan, and other similar matters. We may be required to repurchase certain loans sold with identified defects, indemnify the investor, or reimburse the investor for any credit losses incurred. We establish mortgage repurchase reserves related to various representations and warranties that reflect management’s estimate of losses for loans for which we could have repurchase obligation. The reserves are established by a charge to other operating expense in our consolidated statements of operation. At March 31, 2011 and December 31, 2010, this reserve totaled $5.6 million and $5.0 million, respectively, and is included in other liabilities on our consolidated balance sheets.

The repurchase reserve is applicable to loans we originated and sold with representations and warranties, which is representative of the entire sold portfolio. Originations for agency and non-agency for vintages 2005 through March 31, 2011 were approximately $3.1 billion and $2.7 billion, respectively. Outstanding balances for agency and non-agency (estimated) for vintages 2005 through 2011 as of March 31, 2011 were $2.3 billion and $1.7 billion, respectively. Representations and warranties relating to borrower fraud generally are enforceable for the life of the loan, whereas early payment default clauses generally expire after 90 days, depending on the sales contract. We estimate that outstanding loans sold that have early payment default clauses as of March 31, 2011 total approximately $85.6 million.

The repurchase loss liability is estimated by origination year to capture certain characteristics of each vintage, e.g., economic and housing market conditions, mortgage loan defaults, underwriting standards, etc. Expected repurchases by vintage are based on estimates of current and future investor demand, which are further derived from economic factors, investor demand strategies and other external conditions. To the extent that repurchase demands are made by investors, we may be able to appeal such repurchase demands. However, our appeals success may be affected by the reasons for repurchase demands, the quality of the demands, and our appeals strategies. Loss rate estimates include assumptions about the quality of the sold portfolio, as well as economic and other external factors.

Currently, repurchase demands relate primarily to 2007 and 2008 vintages, during which, debt-to-income ratios and loan-to-values tended to be higher, as the GSEs relaxed enforcement of underwriting standards for conforming loans. During 2010, we experienced an increase in repurchase activity for these older vintage loans, as measured by the number of investor file requests, repurchase demands, and actual repurchases. We believe the increase in repurchase activity relates to continued weak economic conditions as investors continued to experience elevated levels of defaulted loans.

Loans repurchased during the three months ended March 31, 2011 totaled approximately $0.6 million.

The reasons for repurchases have varied, from misrepresentation to income and documentation errors. Due to the limited amount of historical repurchase activity, we continue to analyze repurchase data for emerging material trends. The number of repurchase requests by vintage and investor type, as well as appeals and repurchases are depicted in table below.

Repurchase Demands, Appeals, Repurchases [1]
Three months ended March 31, 2011

	Government Sponsored Entities				Non-GSE Investors
Vintage	Repurchase Demands	Appealed	Repurchased	Pending Resolution	Repurchase Demands	Appealed	Repurchased	Pending Resolution

2005 and prior	1	-	-	1	-	-	-	-
2006	-	-	-	-	-	-	-	-
2007	-	-	-	-	2	-	-	2
2008	3	1	-	2	4	-	-	4
2009	2	-	-	2	-	-	-	-
2010	7	3	-	4	-	-	-	-
2011	-	-	-	-	-	-	-	-
Total	13	4	-	9	6	-	-	6

[1] Based on repurchase requests received between January 1, 2011 and March 31, 2011.

The reserve for residential mortgage loan repurchase losses of $5.6 million at March 31, 2011, represents our best estimate of the probable loss that we may incur for various representations and warranties in our loan sales contracts with investors. This represents an increase of $0.6 million from December 31, 2010, which was necessary in our estimation, due to the increase in repurchase activity, and uncertainty and risk around future activity and losses. The table below shows changes in the repurchase losses liability since initial establishment.

	Three Months Ended		Year Ended December 31,
	March 31, 2011	March 31, 2010	2010	2009	2008
	(Dollars in thousands)

Balance, beginning of period	$5,014	$183	$183	$22	$-
Change in estimate	573	-	6,071	161	22
Utilizations	-	-	(1,240)	-	-
Balance, end of period	$5,587	$183	$5,014	$183	$22

Our ability to predict repurchase losses is adversely impacted by the lack of significant historical precedent, as well as the lack of access to the servicing records of loans sold to non-agencies. Additionally, repurchase losses depend upon economic factors and other external conditions that may change over the life of the underlying loans, adding difficulty to the estimation process and requiring considerable management judgment. To the extent that future investor repurchase demand and appeals success differ from past experience, we could have increased demands and increased loss severities on repurchases, causing future additions to the repurchase reserve.

Goodwill and Other Intangible Assets

During the first quarter of 2010, we determined than an impairment test was required because of the uncertainty regarding our ability to continue as a going concern at that time combined with the fact that our market capitalization remained depressed. As a result of our first quarter impairment test, we determined that the remaining goodwill associated with our Hawaii Market reporting unit was impaired and we recorded a non-cash impairment charge of $102.7 million. As of March 31, 2011, we had no goodwill remaining on our consolidated balance sheet.

We review the carrying amount of goodwill for impairment on an annual basis. Additionally, we perform an impairment assessment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value of goodwill and other intangible assets may not be recoverable. Goodwill attributable to each of our reporting units is tested for impairment by comparing their respective fair values to their carrying values. When determining fair value, we utilize a discounted cash flow methodology for our Commercial Real Estate reporting unit and versions of the guideline company, guideline transaction and discounted cash flow methodologies for our Hawaii Market reporting unit. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in impairments to goodwill. Absent any impairment indicators, we perform our goodwill impairment test during the fourth quarter of each fiscal year.

Our impairment assessment of goodwill and other intangible assets involves, among other valuation methods, the estimation of future cash flows and the fair value of reporting units to which goodwill is allocated. Estimating future cash flows and determining fair values of the reporting units is subject to judgments and often involves the use of significant estimates and assumptions, including assumptions about the future growth and potential volatility in revenues and costs, capital expenditures, industry economic factors and future business strategy. The variability of the factors we use to perform the goodwill impairment test depends on a number of conditions, including uncertainty about future events and cash flows. All such factors are interdependent and, therefore, do not change in isolation. Accordingly, our accounting estimates may materially change from period to period due to changing market factors. If we had used other assumptions and estimates or if different conditions occur in future periods, including, but not limited to, changes in other reporting units or operating segments, future operating results could be materially impacted.

Deferred Tax Assets and Tax Contingencies

Deferred tax assets (“DTAs”) and liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A valuation allowance may be required if, based on the weight of available evidence, it is more likely than not that some portion or all of the DTAs will not be realized. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years, to the extent that carrybacks are permitted under current tax laws, as well as estimates of future taxable income and tax planning strategies that could be implemented to accelerate taxable income, if necessary. If our estimates of future taxable income were materially overstated or if our assumptions regarding the tax consequences of tax planning strategies were inaccurate, some or all of our DTAs may not be realized, which would result in a charge to earnings. In 2009, we established a valuation allowance against our net DTAs. See “— Results of Operations — Income Taxes” below.

We have established income tax contingency reserves for potential tax liabilities related to uncertain tax positions. Tax benefits are recognized when we determine that it is more likely than not that such benefits will be realized. Where uncertainty exists due to the complexity of income tax statutes and where the potential tax amounts are significant, we generally seek independent tax opinions to support our positions. If our evaluation of the likelihood of the realization of benefits is inaccurate, we could incur additional income tax and interest expense that would adversely impact earnings, or we could receive tax benefits greater than anticipated which would positively impact earnings.

Defined Benefit Retirement Plan

Defined benefit plan obligations and related assets of our defined benefit retirement plan are presented in Note 14 to the consolidated financial statements. In 2002, the defined benefit retirement plan was curtailed and all plan benefits were fixed as of that date. Plan assets, which consist primarily of marketable equity and debt securities, are typically valued using market quotations. Plan obligations and the annual pension expense are determined by independent actuaries through the use of a number of assumptions. Key assumptions in measuring the plan obligations include the discount rate and the expected long-term rate of return on plan assets. In determining the discount rate, we utilize a yield that reflects the top 50% of the universe of bonds, ranked in the order of the highest yield. Asset returns are based upon the anticipated average rate of earnings expected on the invested funds of the plans.

At December 31, 2010, we used a weighted-average discount rate of 5.1% and an expected long-term rate of return on plan assets of 8.0%, which affected the amount of pension liability recorded as of year-end 2010 and the amount of pension expense to be recorded in 2011. For both the discount rate and the asset return rate, a range of estimates could reasonably have been used which would affect the amount of pension expense and pension liability recorded.

An increase in the discount rate or asset return rate would reduce pension expense in 2011, while a decrease in the discount rate or asset return rate would have the opposite effect. A 0.25% change in the discount rate assumption would impact 2011 pension expense by less than $0.1 million and year-end 2010 pension liability by $0.9 million, while a 0.25% change in the asset return rate would impact 2011 pension expense by less than $0.1 million.

Impact of Recently Issued Accounting Pronouncements on Future Filings

In January 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, which temporarily delays the effective date for public entities of the disclosures about troubled debt restructurings (“TDRs”) in ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The deferral will allow the FASB to complete its deliberations on what constitutes a TDR, and to coordinate the effective dates of the new disclosures about TDRs for public entities in ASU 2010-20 and the guidance for determining what constitutes a TDR. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In April 2011, the FASB issued ASU 2011-02, A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring. This ASU provides additional guidance related to determining whether a creditor has granted a concession, includes factors and examples for creditors to consider in evaluating whether a restructuring results in a delay in payment that is insignificant, prohibits creditors from using the borrower's effective rate test to evaluate whether a concession has been granted to the borrower, and adds factors for creditors to use in determining whether a borrower is experiencing financial difficulties. A provision in ASU 2011-02 also ends the FASB’s deferral of the additional disclosures about TDRs as required by ASU 2010-20. This ASU is effective for the Company's reporting period ending September 30, 2011. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Financial Summary

During the first quarter of 2011, we reported net income of $4.6 million, or $4.58 per diluted share, compared to a net loss of $160.2 million, or $107.23 per diluted share, reported in the first quarter of 2010. Our net income per diluted share of $4.58 includes the impact of a one-time accounting adjustment totaling $85.1 million related to the previously mentioned TARP Exchange. Excluding this one-time adjustment, which did not impact our reported net income of $4.6 million, our net income per diluted share for the first quarter of 2011 was $0.18. See Note 11 to the consolidated financial statements for more information. Credit costs, which includes the provision for loan and lease losses, write-downs of loans classified as held for sale, write-downs of foreclosed property and the change in the reserve for unfunded commitments, totaled $1.9 million in the first quarter of 2011, compared to $66.6 million in the prior year quarter. The net loss in the first quarter of 2010 included a non-cash charge of $102.7 million associated with the impairment of goodwill assigned to our Hawaii Market reporting unit.

The following table presents annualized returns on average assets, average shareholders’ equity, average tangible equity and basic and diluted earnings per share for the periods indicated. Average tangible equity is calculated as average shareholders’ equity less average intangible assets, which includes goodwill, core deposit premium, customer relationships and non-compete agreements. Average intangible assets were $21.6 million and $126.1 million for the three months ended March 31, 2011 and 2010, respectively.

	Three Months Ended
	March 31,
	2011		2010

Return (loss) on average assets	0.47%		(13.25	) %
Return (loss) on average shareholders' equity	9.34		(196.41)
Return (loss) on average tangible equity	10.48		(320.04)
Basic earnings (loss) per common share	$4.59	*	$(107.23)
Diluted earnings (loss) per common share	4.58	*	(107.23)

* Includes the impact of a one-time accounting adjustment totaling $85.1 million related to the TARP Exchange. Excluding this one-time adjustment, our basic and diluted earnings per share was $0.18 for the three months ended March 31, 2011.

Material Trends

The global and U.S. economies continue to stabilize following the economic downturn caused by disruptions in the financial system in 2008. Signs of stabilization of the financial markets and growth in the U.S. economy were partly attributable to various initiatives of the U.S. government. Initiatives such as the Emergency Economic Stabilization Act (“EESA”) and the American Recovery and Reinvestment Act (“ARRA”) have thus far helped the financial markets and U.S. economy. Additionally, the Federal Reserve System (“FRB”) implemented a number of initiatives to provide stability and additional liquidity to the financial markets in 2008. These initiatives included providing additional liquidity to the asset-backed commercial paper and money markets and planned purchases of short-term debt obligations issued by Fannie Mae, Freddie Mac and the Federal Home Loan Banks. The FRB lowered the federal funds benchmark rate to a range of zero to 0.25% and the discount rate to 0.50% in December 2008 and kept these rates at those levels until increasing the discount rate to 0.75% in February 2010. In November 2010, the FRB announced an initiative, known as QE2, to purchase an additional $600 billion in assets.

The majority of our operations are concentrated in the state of Hawaii, and to a lesser extent, in California and a few western states. Our business performance is significantly influenced by conditions in the banking industry, macro economic conditions and the real estate markets in Hawaii and California. A favorable business environment is generally characterized by expanding gross state product, low unemployment and rising personal income; while an unfavorable business environment is characterized by declining gross state product, high unemployment and declining personal income.

Hawaii’s economy is expected to see modest improvement during 2011, according to the Hawaii State Department of Business, Economic Development & Tourism (“DBEDT”). Tourism remains Hawaii’s most significant economic driver and according to the Hawaii Tourism Authority (“HTA”), total visitor arrivals and visitor expenditures increased by 9.1% and 16.9%, respectively, for the first three months of 2011 compared to the same period in 2010. The Department of Labor and Industrial Relations reported that Hawaii’s seasonally adjusted unemployment rate remained unchanged from December 2010 to March 2011 at 6.3% and Hawaii’s unemployment rate remained below the national seasonally adjusted unemployment rate of 8.8%. DBEDT projects real personal income and real gross state product to grow by a modest 1.0% and 1.8%, respectively, in 2011.

On March 11, 2011, a massive earthquake triggered a giant tsunami that devastated northeastern Japan. According to the HTA, visitor arrivals and expenditures from Japan accounted for approximately 17.4% and 16.9%, respectively of the total visitor arrivals and expenditures in 2010. Japanese visitor arrivals and expenditures in March 2011 were down 17.9% and 4.2%, respectively, compared to March 2010, due to flight suspensions and trip cancellations following the earthquake and tsunami. At this time, we are not able to predict the impact these natural disasters will have on the Hawaii visitor industry or the Hawaii economy. However, it is likely, at least in the near-term, that the number of Japanese visitors will decline due to these events.

Historically, real estate lending has been a primary focus for us, including construction, residential mortgage and commercial mortgage loans. As a result, we are dependent on the strength of Hawaii’s real estate market. According to the Honolulu Board of Realtors, Oahu unit sales volume decreased 2.4% for single-family homes and 8.1% for condominiums for the three months ended March 2011 compared to the three months ended March 2010. The median sales price for single-family homes on Oahu for the three months ended March 2011 was $548,500, representing a decrease of 8.6% from the prior year. The median sales price for condominiums on Oahu for the three months ended March 2011 was $315,000, representing an increase of 1.6% from the prior year. Expectations from local real estate experts and economists are for the Hawaii real estate market to show improvement in 2011, however, there is no assurance that this will occur. As part of our plans to reduce our credit risk exposure, we have taken and will continue to take, steps to reduce certain aspects of our commercial real estate and construction loan portfolios.

Potential impediments to recovery in the Hawaii economy include projected budget shortfalls for the Hawaii state government in 2011. To address these shortfalls, the Hawaii state government may initiate additional layoffs, furloughs and program cuts, as they have in the past.

The outlook for the California economy calls for moderate growth in 2011 followed by better, but subpar, growth in 2012, and another step toward normal growth rates in 2013. The California Association of Realtors (“CAR”) reported that March 2011 unit home sales were up 1.5% from the same period a year ago, while the median sales price decreased by 4.9% from year ago levels to $300,900. CAR anticipates 2011 to be a transition year, moving further toward stabilization, and forecasts California’s annual sales and median sales price to increase 2% to 502,000 units and $312,500, respectively. Labor markets within the state remained weak through the first three months of 2011 as California’s seasonally adjusted unemployment rate persisted at 12.0% at March 2011 and continues to be well above the national unemployment rate of 8.8%. California state government’s budget crisis is more severe than Hawaii’s. Having already issued IOUs once before to preserve cash, California’s government faces a $25.4 billion shortfall and is looking at further cuts in wages, furloughs and government programs. Although we are not making new loans in California, our existing loan portfolio continues to have significant exposure to its markets.

As we have seen over the past few years, our operating results are significantly impacted by the economy in Hawaii and California and the higher risk nature of our loan portfolio. Loan demand, deposit growth, provision for loan and lease losses, asset quality, noninterest income and noninterest expense are all affected by changes in economic conditions. If the residential and commercial real estate markets we have exposure to do not improve or continue to deteriorate, our results of operations would be negatively impacted.

Results of Operations

Net Interest Income

Net interest income, when expressed as a percentage of average interest earning assets, is referred to as “net interest margin.” Interest income, which includes loan fees and resultant yield information, is expressed on a taxable equivalent basis using an assumed income tax rate of 35%. A comparison of net interest income on a taxable equivalent basis (“net interest income”) for the three months ended March 31, 2011 and 2010 is set forth below.

	Three Months Ended			Three Months Ended
	March 31, 2011			March 31, 2010
	Average	Average	Amount	Average	Average	Amount
	Balance	Yield/Rate	of Interest	Balance	Yield/Rate	of Interest
	(Dollars in thousands)
Assets
Interest earning assets:
Interest-bearing deposits in other banks	$617,944	0.26%	$389	$503,806	0.27%	$330
Taxable investment securities (1)	890,759	2.35	5,224	808,077	4.01	8,104
Tax-exempt investment securities (1)	12,979	8.67	282	46,226	6.87	793
Loans and leases, net of unearned income (2)	2,189,603	5.27	28,566	3,047,239	4.95	37,312
Federal Home Loan Bank stock	48,797	-	-	48,797	-	-
Total interest earning assets	3,760,082	3.70	34,461	4,454,145	4.22	46,539
Nonearning assets	210,217			383,862
Total assets	$3,970,299			$4,838,007

Liabilities and Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$529,405	0.10%	$132	$611,195	0.17%	$258
Savings and money market deposits	1,107,546	0.27	732	1,146,801	0.58	1,649
Time deposits under $100,000	441,461	1.25	1,366	531,603	1.67	2,185
Time deposits $100,000 and over	334,170	1.23	1,011	626,523	1.16	1,796
Short-term borrowings	139,707	0.59	204	274,157	0.28	189
Long-term debt	440,094	2.50	2,717	657,667	3.15	5,115
Total interest-bearing liabilities	2,992,383	0.84	6,162	3,847,946	1.18	11,192
Noninterest-bearing deposits	678,865			592,118
Other liabilities	90,423			61,617
Total liabilities	3,761,671			4,501,681
Shareholders' equity	198,627			326,302
Non-controlling interests	10,001			10,024
Total equity	208,628			336,326
Total liabilities and equity	$3,970,299			$4,838,007

Net interest income			$28,299			$35,347

Net interest margin		3.03%			3.20%

(1) At amortized cost.
(2) Includes nonaccrual loans.

Net interest income expressed on a taxable-equivalent basis of $28.3 million for the first quarter of 2011, decreased by $7.0 million, or 19.9%, from the first quarter of 2010. The decrease was primarily the result of a significant reduction in average loans and leases as we continued our efforts to reduce our credit risk exposure, downsize our balance sheet and improve our liquidity position. The decrease in net interest income also reflects a 52 basis points (“bp”) decline in average yields earned on interest earning assets, which outpaced the 34 bp decline in average rates paid on our interest-bearing liabilities. The decrease in average yields earned on our interest earning assets was directly attributable to the declining interest rate environment, reductions in our higher yielding commercial real estate loan portfolios, and our decision to maximize liquidity by maintaining significant balances in lower yielding cash and cash equivalent accounts.

Interest Income

Taxable-equivalent interest income of $34.5 million for the first quarter of 2011 decreased by $12.1 million, or 26.0%, from the first quarter of 2010. The current quarter decrease was primarily attributable to a significant decline in average loans and leases and investment securities and the average yields earned thereon as described above. Average loans and leases decreased by $857.6 million in the current quarter compared to the first quarter of 2010, contributing to approximately $10.6 million of the current quarter interest income decline, while average yields earned on loans and leases increased by 32 bp in the current quarter, offsetting the decline of interest income by approximately $2.4 million. Although average taxable investment securities increased by $82.7 million in the first quarter of 2011 from the comparable prior year period, average yields earned on taxable investment securities declined by 166 bp, contributing to $3.4 million of the decrease in interest income.

Interest Expense

Interest expense of $6.2 million for the first quarter of 2011 decreased by $5.0 million, or 44.9%, from the comparable prior year quarter. The decrease in interest expense during the current quarter was primarily attributable to the overall decline in both average balances and rates paid on savings and money market deposits, time deposits less than $100,000 and long-term debt. The 31 bp decline in average rates on savings and money market deposits contributed to $0.9 million of the current quarter decrease in interest expense, the 42 bp decline in average rates on time deposits under $100,000 contributed to $0.6 million of the current quarter decrease, and the 65 bp decline on average rates on long-term debt contributed to $1.1 million of the current quarter decrease. Additionally, the overall decrease in average balances of all time deposits and long-term debt also resulted in a decrease in interest expense of $1.2 million and $1.7 million, respectively, during the current quarter.

Net Interest Margin

Our net interest margin was 3.03% for the first quarter of 2011, compared to 3.20% for the first quarter of 2010. As described above, the compression in our net interest margin was attributable to lower yields on our interest earning assets as we continued our efforts to reduce our higher yielding commercial real estate loan portfolio to improve our credit risk profile and our efforts to maximize balance sheet liquidity by maintaining elevated levels of lower yielding cash and cash equivalent accounts. Additionally, as part of our recovery plan, we sold available for sale securities for gross proceeds of $439.4 million during the latter part of March 2010. A significant amount of these proceeds were held as cash and cash equivalents until the first quarter of 2011, when we began to redeploy some of our excess liquidity into higher yielding investment securities.

Nonperforming Assets, Accruing Loans Delinquent for 90 Days or More, Restructured Loans Still Accruing Interest

The following table sets forth nonperforming assets, accruing loans delinquent for 90 days or more and restructured loans still accruing interest as of the dates indicated.

	March 31,	December 31,
	2011	2010
	(Dollars in thousands)
Nonperforming Assets
Nonaccrual loans (including loans held for sale):
Commercial, financial and agricultural	$805	$982
Real estate:
Construction	167,541	182,073
Mortgage-residential	47,859	47,560
Mortgage-commercial	12,046	14,464
Consumer	-	225
Total nonaccrual loans	228,251	245,304
Other real estate	56,601	57,507
Total nonperforming assets	284,852	302,811

Accruing loans delinquent for 90 days or more:
Real estate:
Construction	-	6,550
Mortgage-residential	427	1,800
Consumer	13	181
Leases	66	-
Total accruing loans delinquent for 90 days or more	506	8,531

Restructured loans still accruing interest:
Real estate:
Mortgage-residential	12,410	13,401
Total restructured loans still accruing interest	12,410	13,401

Total nonperforming assets, accruing loans delinquent for 90
days or more and restructured loans still accruing interest	$297,768	$324,743

Total nonperforming assets as a percentage of loans and leases,
loans held for sale and other real estate	13.08%	13.18%

Total nonperforming assets and accruing loans delinquent for 90 days or more as a percentage of loans and leases, loans held for sale
and other real estate	13.10%	13.56%

Total nonperforming assets, accruing loans delinquent for 90 days or more and restructured loans still accruing interest as a percentage of loans
and leases, loans held for sale and other real estate	13.67%	14.14%

Nonperforming assets, which includes nonaccrual loans and leases, nonperforming loans classified as held for sale and foreclosed real estate, totaled $284.9 million at March 31, 2011, compared to $302.8 million at December 31, 2010. The decrease from fiscal 2010 was primarily attributable to paydowns of $26.1 million, charge-offs and write-downs of $13.0 million and sales of foreclosed properties of $6.9 million. Offsetting these decreases were the following significant additions to nonperforming assets: Hawaii residential mortgage loans and foreclosed properties of $11.4 million, Hawaii construction and development loans totaling $9.2 million, Mainland commercial mortgage loans totaling $3.5 million and Mainland construction and development loans totaling $2.6 million.

Restructured loans included in nonperforming assets at March 31, 2011 consisted of eight Hawaii construction and development loans with a combined principal balance of $39.3 million, 78 Hawaii residential mortgage loans with a combined principal balance of $31.3 million, one Mainland construction and development loan with a principal balance of $1.4 million and one Hawaii commercial loan with a principal balance of $0.4 million. Concessions made to the original contractual terms of these loans consisted primarily of the deferral of interest and/or principal payments due to deterioration in the borrowers’ financial condition. The principal balances on these restructured loans matured and/or were in default at the time of restructuring and we have no commitments to lend additional funds to any of these borrowers. There were $12.4 million of restructured loans still accruing interest at March 31, 2011, none of which were more than 90 days delinquent.

Provision and Allowance for Loan and Lease Losses

The following table sets forth certain information with respect to the Allowance as of the dates and for the periods indicated:

	Three Months Ended
	March 31,
	2011	2010
	(Dollars in thousands)
Allowance for loan and lease losses:
Balance at beginning of period	$192,854	$205,279

Provision (credit) for loan and lease losses	(1,575)	58,837

Charge-offs:
Commercial, financial and agricultural	1,406	2,158
Real estate:
Construction	13,858	27,974
Mortgage-residential	2,036	11,164
Mortgage-commercial	226	17,730
Consumer	605	941
Leases	-	1
Total charge-offs	18,131	59,968

Recoveries:
Commercial, financial and agricultural	432	1,561
Real estate:
Construction	3,366	5,501
Mortgage-residential	700	27
Mortgage-commercial	39	2
Consumer	325	366
Leases	-	41
Total recoveries	4,862	7,498

Net charge-offs	13,269	52,470

Balance at end of period	$178,010	$211,646

Annualized ratio of net charge-offs to average loans	2.42%	6.89%

Our Allowance at March 31, 2011 totaled $178.0 million, a decrease of $14.8 million, or 7.7%, from year-end 2010. The decrease in our Allowance was a direct result of $13.3 million in net loan charge-offs.

Our Provision was a credit of $1.6 million during the first quarter of 2011, compared to a charge of $58.8 million in the first quarter of 2010. The decrease was due to continued improvement in our credit risk profile as evidenced by further declines in nonperforming assets and net charge-offs during the first quarter of 2011, compared to the comparable quarter one year ago.

Our Allowance as a percentage of our total loan portfolio decreased from 8.89% at December 31, 2010 to 8.61% at March 31, 2011. Similarly, our Allowance as a percentage of our nonperforming assets also decreased from 63.69% at December 31, 2010 to 62.49% at March 31, 2011.

The decreases to both of these ratios are consistent with the sequential quarter decrease in our nonperforming assets and net loan charge-off activity and our belief that we have begun to see initial signs of stabilization in the overall economy and the commercial real estate markets both in Hawaii and on the Mainland.

Various regulatory agencies periodically perform independent reviews of our Allowance and our Allowance methodology. Because we remain under the Bank MOU, these agencies may require us to increase our Allowance based on their judgments about information available to them at the time of their examination.

Depending on the overall performance of the local and national economies, the strength of the Hawaii and California commercial real estate markets and the accuracy of our assumptions and judgments concerning our loan portfolio, further adverse credit migration is possible due to the upcoming maturity of additional loans, the possibility of further declines in collateral values and the potential impact of continued financial stress on our borrowers, sponsors and guarantors as they attempt to endure the challenges of the current economic environment. While we have seen preliminary signs of stabilization, we cannot determine when, or if, the challenging economic conditions that we experienced over the past three years will improve and whether or not recent signs of an economic recovery will continue.

In accordance with GAAP, loans held for sale and other real estate assets are not included in our assessment of the Allowance.

Other Operating Income

Total other operating income of $12.5 million for the first quarter of 2011 decreased by $0.3 million, or 2.1%, from the comparable prior year period. The decrease was primarily due to lower gains on sales of investment securities of $0.8 million, partially offset by slight increases in other non-interest income items. A $0.6 million decrease in service charges on deposit accounts was offset by a $0.6 million decrease in other service charges and fees.

Other Operating Expense

Total other operating expense for the first quarter of 2011 was $37.6 million, compared to $149.2 million in the comparable prior year period. The decrease was primarily attributable to the $102.7 million non-cash goodwill impairment charge recorded in the first quarter of 2010, lower credit-related charges (which include write-downs of loans held for sale, foreclosed asset expense, and changes in the reserve for unfunded commitments) of $4.2 million and lower legal and professional services of $3.2 million.

Income Taxes

We did not recognize any income tax expense in the first quarter of 2011 or 2010, as we continue to recognize a full valuation allowance against our net DTAs. In the third quarter of 2009, we established a full valuation allowance against our net DTAs. The establishment of the valuation allowance was primarily based upon our recent net operating losses and the existence of a three-year cumulative loss, which led to our conclusion that it was more likely than not that our DTAs would not be fully realized. In determining the extent of the valuation allowance, management also considered, among other things, carryback/carryforward periods available to us and trends in our historical and projected earnings.

In the first quarter of 2011, we decreased our valuation allowance against our net DTAs by $1.0 million to $177.8 million at March 31, 2011 from $178.8 million at December 31, 2010. Of the total decrease to the valuation allowance, $0.8 million was recognized as a non-cash credit to income tax expense, while the remaining $0.2 million was credited against accumulated other comprehensive loss (“AOCL”).

Financial Condition

Total assets at March 31, 2011 were $4.0 billion, compared to $3.9 billion at December 31, 2010.

Loans and Leases

Loans and leases, net of unearned income, of $2.1 billion at March 31, 2011, decreased by $102.1 million, or 4.7%, from December 31, 2010. The decrease was primarily due to net reductions in the Hawaii construction and commercial real estate loan portfolios totaling $58.3 million, Hawaii commercial loan portfolio totaling $24.9 million and Hawaii residential mortgage loan portfolio totaling $6.7 million. The decreases in these portfolios reflect transfers to other real estate totaling $6.3 million, net charge-offs of $13.3 million and paydowns.

Construction and Development Loans

At March 31, 2011, the construction and development loan portfolio (excluding owner-occupied loans) totaled $258.2 million, or 12.5% of the total loan portfolio. Of this amount, $165.0 million were located in Hawaii and $93.2 million were located on the Mainland. This portfolio decreased by $41.7 million from December 31, 2010.

The allowance for loan and lease losses allocated for these loans was $53.9 million at March 31, 2011, or 20.9% of the total outstanding balance. Of this amount, $39.4 million related to construction and development loans in Hawaii and $14.5 million related to construction and development loans on the Mainland.

Nonperforming construction and development assets in Hawaii totaled $145.2 million at March 31, 2011, or 3.6% of total assets. At March 31, 2011, this balance was comprised of portfolio loans totaling $93.5 million, loans classified as held for sale totaling $29.3 million and foreclosed properties totaling $22.4 million. Nonperforming assets related to this sector totaled $159.3 million at December 31, 2010.

Nonperforming construction and development assets on the Mainland totaled $71.7 million at March 31, 2011, or 1.8% of total assets. At March 31, 2011, this balance was comprised of portfolio loans totaling $36.8 million, loans classified as held for sale totaling $4.4 million and foreclosed properties totaling $30.5 million. Nonperforming assets related to this sector totaled $72.1 million at December 31, 2010.

Deposits

Total deposits of $3.1 billion at March 31, 2011 reflected an increase of $12.5 million, or 0.4%, from December 31, 2010. The increase was primarily attributable to increases in non-interest bearing demand deposits, savings and money market deposits and time deposits of $66.3 million, $30.5 million and $26.8 million, respectively. These increases were partially offset by a decrease in interest-bearing demand deposits of $111.0 million, due primarily to the expiration of the Transaction Account Guarantee Program on December 31, 2010 resulting in some customers transferring balances from interest-bearing demand deposits to non-interest bearing demand deposits to remain fully insured under FDIC deposit insurance. Also contributing to the decrease in interest-bearing demand deposits was a transfer of approximately $35.0 million in government deposits from interest-bearing demand deposits to time deposits in March 2011.

Core deposits, which we define as demand deposits, savings and money market deposits, and time deposits less than $100,000, totaled $2.7 billion at March 31, 2011 and decreased by $48.6 million from December 31, 2010. The decrease was due primarily to the aforementioned transfer of government deposits.

Capital Resources

Common Stock

Shareholders’ equity totaled $385.0 million at March 31, 2011, compared to $66.1 million at December 31, 2010. The increase in total shareholders’ equity was the direct result of the completion of the Private Placement and TARP Exchange.

Trust Preferred Securities

We have five statutory trusts, CPB Capital Trust I, CPB Capital Trust II, CPB Statutory Trust III, CPB Capital Trust IV and CPB Statutory Trust V, which issued a total of $105.0 million in trust preferred securities. Our obligations with respect to the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Company of each trust’s obligations with respect to its trust preferred securities. Subject to certain exceptions and limitations, we may elect from time to time to defer subordinated debenture interest payments, which would result in a deferral of dividend payments on the related trust preferred securities, for up to 20 consecutive quarterly periods without default or penalty. We began deferring interest and dividend payments on the subordinated debentures and the trust preferred securities in the third quarter of 2009. During the deferral period, which currently stands at seven consecutive quarters, the respective trusts are likewise suspending the declaration and payment of dividends on the trust preferred securities. Also during the deferral period, we may not, among other things and with limited exceptions, pay cash dividends on or repurchase our common stock or make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated debentures. During the deferral period, we will continue to accrue, and reflect in our consolidated financial statements, the deferred interest payments on our junior subordinated debentures. At March 31, 2011, accrued interest on our outstanding junior subordinated debentures relating to our trust preferred securities was $5.9 million. With the recent completion of the Private Placement, we plan to seek regulatory approval to pay all deferred payments under our trust preferred securities.

The FRB has determined that certain cumulative preferred securities having the characteristics of trust preferred securities to qualify as non-controlling interest, and are included in CPF’s Tier 1 capital.

Recovery Plan

As previously discussed, in an effort to improve our overall financial health and meet the conditions of the Consent Order and the Agreement, we adopted and implemented a recovery plan in March 2010. Further details about our recovery plan and the progress we have made to date can be found in Note 2 of the accompanying consolidated financial statements under the caption “Recovery Plan Progress.”

Holding Company Capital Resources

CPF is required to act as a source of strength to the bank under the Bank Holding Company Act. The majority of the funds that we received upon completion of the Private Placement were contributed by CPF to the bank as capital. CPF is obligated to pay its expenses, including payments on its outstanding trust preferred securities. In the past, CPF has primarily relied upon dividends from the bank for its cash flow needs. However, as a Hawaii state-chartered bank, it is prohibited from declaring or paying dividends greater than its retained earnings. As of March 31, 2011, the bank had an accumulated deficit of $478.1 million. The bank will need to eliminate the deficit and generate positive retained earnings before it can pay any dividends; therefore, we do not anticipate receiving dividends from the bank in the foreseeable future. On a stand alone basis, CPF had approximately $30.7 million of cash available to meet its ongoing obligations as of March 31, 2011.

Capital Ratios

General capital adequacy regulations adopted by the FRB and FDIC require an institution to maintain a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization to be rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

FDIC-insured institutions must maintain leverage, Tier 1 and total risk-based capital ratios of at least 5%, 6% and 10%, respectively, and not be subject to a regulatory capital directive to be considered “well capitalized” under the prompt corrective action provisions of the FDIC Improvement Act of 1991. The Company’s and the bank’s leverage capital and total risk-based capital ratios as of March 31, 2011 were above the levels required for a “well capitalized” regulatory designation and the bank is currently in compliance with the previous capital directive in the Consent Order which required that it achieve and maintain a leverage capital ratio of at least 10% and a total risk-based capital ratio of at least 12% and with the Bank MOU which requires that it maintain a leverage capital ratio of at least 8%.

The following table sets forth the Company’s and the bank’s capital ratios, as well as the minimum capital adequacy requirements applicable to all financial institutions as of the dates indicated.

			Minimum Required		Minimum Required
			for Capital		to be
	Actual		Adequacy Purposes		Well Capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Company
At March 31, 2011:
Leverage capital	$499,542	12.6%	$158,121	4.0%	$197,651	5.0%
Tier 1 risk-based capital	499,542	21.3	93,651	4.0	140,477	6.0
Total risk-based capital	530,719	22.7	187,303	8.0	234,128	10.0

At December 31, 2010:
Leverage capital	$180,626	4.4%	$163,454	4.0%	$204,318	5.0%
Tier 1 risk-based capital	180,626	7.6	94,544	4.0	141,815	6.0
Total risk-based capital	212,259	9.0	189,087	8.0	236,359	10.0

Central Pacific Bank
At March 31, 2011:
Leverage capital	$486,750	12.3%	$158,170	4.0%	$197,712	5.0%
Tier 1 risk-based capital	486,750	20.8	93,700	4.0	140,550	6.0
Total risk-based capital	517,933	22.1	187,400	8.0	234,250	10.0

At December 31, 2010:
Leverage capital	$197,626	4.8%	$163,500	4.0%	$204,376	5.0%
Tier 1 risk-based capital	197,626	8.4	94,592	4.0	141,888	6.0
Total risk-based capital	229,271	9.7	189,183	8.0	236,479	10.0

Liquidity and Borrowing Arrangements

Our objective in managing liquidity is to maintain a balance between sources and uses of funds in order to economically meet the cash requirements of customers for loans and deposit withdrawals and participate in lending and investment opportunities as they arise. We monitor our liquidity position in relation to changes in loan and deposit balances on a daily basis to ensure maximum utilization, maintenance of an adequate level of readily marketable assets and access to short-term funding sources.

Core deposits have historically provided us with a sizeable source of relatively stable and low cost funds, but are subject to competitive pressure in our market. In addition to core deposit funding, we also have access to a variety of other short-term and long-term funding sources, which include proceeds from maturities of our investment securities, as well as secondary funding sources such as the FHLB, secured repurchase agreements, federal funds borrowings and the Federal Reserve discount window, available to meet our liquidity needs. While we historically have had access to these alternative funding sources, access to these sources is not guaranteed due to the current market conditions, our financial position, and the terms of the respective agreements with such sources, as discussed below.

The bank is a member of and maintained a $732.1 million line of credit with the FHLB as of March 31, 2011. At March 31, 2011, we did not have any short-term borrowings outstanding under this arrangement and our long-term borrowings totaled $301.1 million. At December 31, 2010, we had $200.0 million of short-term borrowings outstanding and our long-term borrowings totaled $351.3 million. In March 2011, the $200.0 million in short-term borrowings matured and were paid off. As of March 31, 2011, approximately $431.0 million was undrawn under this arrangement. The FHLB has no obligation to make future advances to the bank.

In accordance with the collateral provisions of the Advances, Security and Deposit Agreement with the FHLB, as of March 31, 2011, all FHLB advances outstanding were secured by investment securities with a fair value of $340.9 million and certain real estate loans totaling $602.9 million.

Besides its line of credit with the FHLB, the bank also maintained a $31.9 million line of credit with the Federal Reserve discount window. There were no borrowings under this arrangement at March 31, 2011 and December 31, 2010. Advances under this arrangement would have been secured by certain commercial real estate loans with a carrying value of $125.5 million at March 31, 2011.

As of March 31, 2011, the entire $31.9 million line amount was available to the bank for future borrowings; however, the Federal Reserve has the right to decline to make advances under this line of credit. Since September 2009, the bank was no longer eligible to access the Federal Reserve’s primary credit facility but maintained access to its secondary facility. There was no change in the level of credit available to the bank. However, future advances will have higher borrowing costs under the secondary facility. Furthermore, all terms and maturities of advances under this arrangement are at the discretion of the Federal Reserve and are generally limited to overnight borrowings.

Our ability to maintain adequate levels of liquidity is dependent on the successful execution of our recovery plan, and more specifically, our ability to improve our credit risk profile, maintain our capital base, and comply with the provisions of our agreements with regulators. Beyond the challenges specific to our situation, our liquidity may also be negatively impacted by weakness in the financial markets and industry-wide reductions in liquidity.

Contractual Obligations

Information regarding our contractual obligations is provided in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2010. There have been no material changes in our contractual obligations since December 31, 2010.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency rates, commodity prices and equity prices. Our primary market risk exposure is interest rate risk that occurs when rate-sensitive assets and rate-sensitive liabilities mature or reprice during different periods or in differing amounts. Asset/liability management attempts to coordinate our rate-sensitive assets and rate-sensitive liabilities to meet our financial objectives. The Asset/Liability Committee (“ALCO”) monitors interest rate risk through the use of interest rate sensitivity gap, net interest income and market value of portfolio equity simulation, and rate shock analyses. Adverse interest rate risk exposures are managed through the shortening or lengthening of the duration of assets and liabilities.

The primary analytical tool we use to measure and manage our interest rate risk is a simulation model that projects changes in net interest income (“NII”) as market interest rates change. Our ALCO policy requires that simulated changes in NII should be within certain specified ranges, or steps must be taken to reduce interest rate risk. The results of the model indicate that the mix of rate-sensitive assets and liabilities at March 31, 2011 would not result in a fluctuation of NII that would exceed the established policy limits.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report and pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), the Company's management, including the Chief Executive Officer and Principal Financial and Accounting Officer, conducted an evaluation of the effectiveness and design of the Company's disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's Chief Executive Officer and Principal Financial and Accounting Officer concluded, as of the end of the period covered by this report, that the Company's disclosure controls and procedures were effective in recording, processing, summarizing and reporting information required to be disclosed by the Company, within the time periods specified in the Securities and Exchange Commission's rules and forms.

Changes in Internal Controls

As of the end of the period covered by this report, there have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter to which this report relates that have materially affected or is reasonably likely to materially affect, the internal control over financial reporting.

PART II.   OTHER INFORMATION

Item 1. Legal Proceedings

Overdraft Litigation

In March 2011, the Company and the bank were named as defendants in a putative class action captioned as Gregory and Camila Peterson, individually and on behalf of all others similarly situated, Plaintiffs, vs. Central Pacific Bank, Central Pacific Financial Corp. and Doe Defendants 1-50, Defendants, Case No. 11-1-0457-03 VLC, in the First Circuit Court of Hawaii in Honolulu. The complaint asserts claims for unconscionability, conversion, unjust enrichment, and violations of Hawaii’s Uniform Deceptive Trade Practice Act, relating to the bank’s overdraft practices and fees. Plaintiffs seek declaratory relief, restitution, disgorgement, damages, interest, costs and attorneys’ fees. We are unable at this time to estimate the possible loss or range of possible loss that may result from this lawsuit.

Item 1A. Risk Factors

The following risk factor has been updated from the risk factor previously disclosed in our Annual Report on Form 10-K for the period ended December 31, 2010, filed with the SEC.

We are subject to a number of requirements and prohibitions under regulatory actions and we cannot assure you whether or when such requirements and prohibitions will be terminated.

In May 2011, the members of the Board of Directors of the bank entered into the Bank MOU with the FDIC and DFI, which replaced the Consent Order. The Bank MOU continues a number of the same requirements previously required by the Consent Order, including the maintenance of an adequate allowance for loan and lease losses, improvement of our asset quality, limitations on credit extensions, maintenance of qualified management and the prohibition on cash dividends to CPF, among other matters. In addition, the Bank MOU requires the bank to further reduce classified assets below the level previously required by the Consent Order. The Bank MOU lowers the minimum leverage capital ratio that the bank is required to maintain from 10% in the Consent Order to 8% and does not mandate a minimum total risk-based capital ratio.

In addition, the Company is subject to the Agreement with the FRBSF and DFI dated July 2, 2010, which supersedes in its entirety the Memorandum of Understanding that the Company entered into on April 1, 2009 with the FRBSF and DFI. Among other matters, the Agreement provides that unless we receive the consent of the FRBSF and DFI, we cannot: (i) pay dividends; (ii) receive dividends or payments representing a reduction in capital from the bank; (iii) directly or through our non-bank subsidiaries make any payments on subordinated debentures or trust preferred securities; (iv) directly or through any non-bank subsidiaries incur, increase or guarantee any debt; or (v) purchase or redeem any shares of our stock. The Agreement requires that the Board of Directors fully utilize the Company’s financial and managerial resources to ensure that the bank complies with the Consent Order and any other supervisory action. We were also required to submit to the FRBSF an acceptable capital plan and cash flow projection.

Besides the Bank MOU and the Agreement, we are also subject to the BSA MOU.

Even though the Consent Order has been replaced by the Bank MOU, the bank remains subject to a number of requirements as described above. We cannot assure you whether or when the Company and the bank will be in full compliance with the agreements with the regulators or whether or when the Agreement, the Bank MOU and the BSA MOU will be terminated. Even if terminated, we may still be subject to other agreements with regulators that restrict our activities and may also continue to impose capital ratios requirements. The requirements and restrictions of the Agreement, the Bank MOU and the BSA MOU are judicially enforceable and the Company or the bank's failure to comply with such requirements and restrictions may subject the Company and the bank to additional regulatory restrictions including: the imposition of a new consent order; the imposition of civil monetary penalties; the termination of insurance of deposits; the issuance of removal and prohibition orders against institution-affiliated parties; the appointment of a conservator or receiver for the bank; the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, if we again fall below the capital ratio requirements; and the enforcement of such actions through injunctions or restraining orders.

Item 6. Exhibits

Exhibit No.	Document

10.1	Memorandum of Understanding, dated May 5, 2011, with the Federal Deposit Insurance Corporation and the Hawaii Division of Financial Institutions *

31.1	Rule 13a-14(a) Certification of Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 *

31.2	Rule 13a-14(a) Certification of Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 *

32.1	Section 1350 Certification of Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act of 2002 **

32.2	Section 1350 Certification of Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act of 2002 **

*   Filed herewith.

** Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL PACIFIC FINANCIAL CORP.
(Registrant)

Date: May 12, 2011	/s/ John C. Dean
John C. Dean
President and Chief Executive Officer

Date: May 12, 2011	/s/ Lawrence D. Rodriguez
Lawrence D. Rodriguez
Executive Vice President and Chief Financial Officer

Central Pacific Financial Corp.
Exhibit Index

Exhibit No.	Description

10.1	Memorandum of Understanding, dated May 5, 2011, with the Federal Deposit Insurance Corporation and the Hawaii Division of Financial Institutions

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of the Principal Financial and Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of the Principal Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 10.1

MEMORANDUM OF UNDERSTANDING

The Board of Directors ("Board") of Central Pacific Bank, Honolulu, Hawaii ("Bank") agree to take the actions outlined below to correct the less than satisfactory conditions detailed in the Safety and Soundness Report of Visitation dated February 15, 2011 ("Report"), prepared by the Federal Deposit Insurance Corporation ("FDIC").  The Board also agrees to take other specific actions to correct the less than satisfactory conditions detailed in the August 10, 2010 Safety and Soundness Report of Examination ("ROE"), prepared jointly by the FDIC and the Hawaii Division of Financial Institutions ("HDFI").

This Memorandum of Understanding ("Memorandum") is entered into jointly with the San Francisco Regional Director of the Federal Deposit Insurance Corporation ("Regional Director") and the Commissioner of the Hawaii Division of Financial Institutions ("Commissioner").

Management

1.
During the life of this Memorandum, the Board shall maintain qualified management. Each member of management shall have qualifications and experience commensurate with his or her duties and responsibilities at the Bank.  Such management shall include a chief executive officer, a chief financial officer, and a senior lending officer qualified to restore the bank to satisfactory condition.  The qualifications of management shall be assessed on its ability to:

a) Comply with the requirements of this Memorandum;

b) Operate the Bank in a safe and sound manner;

c) Comply with applicable laws and regulations; and

d) Restore all aspects of the Bank to a safe and sound condition.

2.
During the life of this Memorandum, the Bank shall notify the Regional Director and Commissioner, in writing, when it proposes to add or replace any individual on the Board, or to employ any individual, or change the responsibilities of any individual, to act as a senior executive officer.  The notification must be received at least 30 days before such addition or employment is intended to become effective and should include a description of the background and experience of the individual to be added to the Board or employed.  The Bank may not add any individual to its Board or employ any individual as a senior executive officer until the Regional Director and the Commissioner have issued their notice of non-disapproval.

3.
Within 60 days from the effective date of this Memorandum, the Board shall ensure that all violations of law and regulation identified in the ROE have been corrected.  The Board will also ensure that policies, procedures, controls, and systems are effectively implemented as a means of ensuring ongoing compliance with all laws and regulations.

Asset Quality

4.	(a) During the life of this MEMORANDUM, the Bank will take all necessary actions to improve asset quality and reduce the levels of adversely classified and nonperforming assets.

(b) By September 30, 2011, the Bank shall have reduced the assets (including loans and other real estate) classified "Substandard" or "Doubtful" on the bank ' s internal loan and problem asset reports as of December 31, 2010, to not more than 65 percent of Tier 1 capital and allowance for loan and lease losses ("ALLL").

(c) By March 31, 2012, the Bank shall have reduced the assets classified "Substandard" or "Doubtful " on the bank's internal loan and problem asset reports as of December 31, 2010, to not more than 50 percent of Tier 1 capital and allowance for loan and lease losses ("ALLL").

5.
The Bank shall not extend, directly or indirectly, any additional credit defined as a further advance under an existing loan, a new loan, or an increase in an existing loan to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been charged off, or classified, in whole or in part, "Substandard"; "Doubtful", or "Loss", and is uncollected.  This provision shall not apply if the Bank is contractually obligated to fund the additional credit under its loan documents or the Bank's failure to extend additional credit to a particular borrower would be detrimental to the best interests of the Bank.

Prior to funding the additional credit in the form of a further advance under an existing loan, such additional credit shall be approved by the Bank's Chief Credit Officer.  On a monthly basis , the Chief Credit Officer shall provide the Bank ' s Management Loan Committee and Directors Loan Committee a detailed summary of advances approved and shall certify in writing:

a) the failure of the Bank to fund the further advance would be detrimental to the best interest of the Bank;

b) that the Bank is contractually obligated to fund the further advance under its existing loan document; and,

c) the Borrower is not in default of the terms and conditions of the existing loan document.

Prior to funding the additional credit in the form of a new loan or increase in an existing loan commitment, such additional credit shall be approved by the Bank's Management Loan Committee and Directors Loan Committee, who shall certify in writing:

a)	why the failure of the Bank to extend such credit would be detrimental to the best interests of the Bank;

b)	that the Bank's position would be improved thereby; and,

c)	how the Bank's position would be improved.

The signed certification shall be made part of the minutes of the board committee, and a copy of the approved certification shall be retained in the borrower's credit file.

Allowance for Loan and Lease Loss

6.	The Bank shall maintain an adequate allowance for loan and lease losses (ALLL).

7.
Within 60 days from the effective date of this Memorandum, the Bank shall further revise, and at a minimum, correct the findings included in the Report.  The Bank shall also complete ongoing reviews to ensure that the bank's methodology and policy for determining the adequacy of the ALLL are appropriate.

Capital

8.	(a)
During the life of this MEMORANDUM, the Bank shall maintain its Tier 1 capital in such an amount to ensure that the Bank's leverage ratio equals or exceeds 8.0 percent.  In the event the Tier 1 leverage capital ratio falls below 8.0 percent, the Regional Director and the Commissioner shall be notified in writing, and capital shall be increased in an amount sufficient to meet the ratio required by this provision within 30 days.

(b)           Within 60 days from the effective date of this MEMORANDUM, the Bank shall develop and adopt a plan ("Capital Plan") to maintain the capital requirements of this MEMORANDUM.  In developing the Capital Plan, the Bank must take into consideration:

i.      volume of the Bank's adversely classified and nonperforming assets;

ii.      nature and level of the Bank' s asset concentrations;

iii.      adequacy of the Bank 's ALLL;

iv.      anticipated level of retained earnings;

v.      anticipated and contingent liquidity needs; and

vi.      source and timing of additional funds to fulfill future capital needs.

The Capital Plan and its implementation shall be acceptable to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.

(c)           The level of capital to be maintained shall be in addition to a fully funded ALLL, the adequacy of which shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.

(d)           During the life of this Memorandum, the Bank shall not pay cash dividends without the prior written consent of the Regional Director and the Commissioner.

Strategic and Profitability Planning

9.
Within 90 days from the effective date of this MEMORANDUM, the Bank shall develop or revise, adopt, and implement a written three-year Strategic and Profitability Plan ("Strategic Plan") to improve the Bank's profitability and risk profile.  The Strategic Plan shall address, at a minimum, goals and strategies for improving and sustaining the earnings of the Bank, and include:

(i)	an identification of the major areas in which, and means by which, the Board of Directors will seek to improve the Bank's operating performance;

(ii)	realistic and comprehensive budgets;

(iii)	a budget review process to monitor the income and expenses of the Bank to compare actual figures with budgetary projections; and

(iv)	a description of the operating assumptions that form the basis for, and adequately support, major projected income and expense components.

The Strategic Plan and its implementation shall be acceptable to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.

Information Technology

10.
Within 60 days from the effective date of this Memorandum, the Board shall ensure that information technology (IT) related weaknesses identified in the ROE have been corrected.  The Board should also ensure that comprehensive IT policies and procedures have also been effectively developed and implemented for all aspects of IT operations.

Trust

11.
Within 90 days from the effective date of this Memorandum, the Board shall ensure that Trust-related weaknesses identified in the ROE have been corrected.  The Board should also ensure that comprehensive Trust policies and procedures have also been effectively developed and implemented for all aspects of the Bank's Trust operations.

Progress Reports

12.
Within 30 days after the end of the first quarter following the effective date of this Memorandum, and within 30 days after the end of each quarter thereafter, the Bank shall furnish written progress reports to the Regional Director and Commissioner detailing the form and manner of any actions taken to secure compliance with this Memorandum and the results thereof.  The progress reports shall include a budget variance report and updates regarding the Bank's profitability.  Such reports may be discontinued when the corrections required by this Memorandum have been accomplished and the Bank has been released, in writing by the Regional Director and Commissioner, from submitting further reports.

The provisions of this Memorandum shall be binding upon the Bank, and any institution-affiliated party as such term is defined in section 3(u) of the Federal Deposit Insurance Act, 12 U.S.C. 1813(u), to include, its directors, officers, employees, agents, successors, assigns, and other persons participating in the conduct of the affairs of the bank.

This MEMORANDUM shall become, effective on the date below.

The provisions of this MEMORANDUM shall remain effective except to the extent that, and until such time as, any provisions of this MEMORANDUM shall have been modified, terminated, suspended, or set aside by the FDIC and HDFI.

Dated this 5th day of May, 2011.

FEDERAL DEPOSIT INSURANCE CORPORATION

By:           /s/ Louis C.C. Cheng
Mr. Stan Ivie
Regional Director

HAWAII DIVISION OF FINANCIAL INSTITUTIONS

By:	/s/ Iris Ikeda Catalani
Ms. Iris Ikeda Catalani
Commissioner

By:  CENTRAL PACIFIC BANK BOARD OF DIRECTORS

/s/ Alvaro J. Aguirre Alvaro J. Aguirre /s/ Christine H. H. Camp Christine H.H. Camp /s/ Earl E. Fry Earl E. Fry /s/ Duane K. Kurisu Duane K. Kurisu /s/ Crystal K. Rose Crystal K. Rose	/s/ James F. Burr James F. Burr /s/ John C. Dean John C. Dean /s/ Paul J. Kosasa Paul J. Kosasa /s/ Colbert M. Matsumoto Colbert M. Matsumoto

Exhibit 31.1

Certification of the Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John C. Dean, President and Chief Executive Officer of Central Pacific Financial Corp. (the “Company”), certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of the Company;

(2)
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

(4)
The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)
evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this quarterly report based on such evaluation; and

(c)
disclosed in this quarterly report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

(5)
The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: May 12, 2011	/s/ John C. Dean
John C. Dean
President and Chief Executive Officer

Exhibit 31.2

Certification of the Principal Financial and Accounting Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Lawrence D. Rodriguez, Executive Vice President and Chief Financial Officer of Central Pacific Financial Corp. (the “Company”), certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of the Company;

(2)
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

(4)
The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)
evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this quarterly report based on such evaluation; and

(c)
disclosed in this quarterly report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

(5)
The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: May 12, 2011	/s/ Lawrence D. Rodriguez
Lawrence D. Rodriguez
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

Certification of the Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report of Central Pacific Financial Corp. (the "Company") on Form 10-Q for the period ended March 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John C. Dean, President and Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of the Company.

Date: May 12, 2011	/s/ John C. Dean
John C. Dean
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

Certification of the Principal Financial and Accounting Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report of Central Pacific Financial Corp. (the "Company") on Form 10-Q for the period ended March 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lawrence D. Rodriguez, Executive Vice President and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of the Company.

Date: May 12, 2011	/s/ Lawrence D. Rodriguez
Lawrence D. Rodriguez
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):
May 11, 2011

Central Pacific Financial Corp.
(Exact name of registrant as specified in its charter)

Hawaii	0-10777	99-0212597
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.

220 South King Street, Honolulu, Hawaii	96813
(Address of principal executive offices)	(Zip Code)

(808) 544-0500
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On May 11, 2011, Central Pacific Financial Corp. (the “Company”) obtained the final results of its recently expired rights offering.  There were valid exercises to purchase an aggregate of 1,325,230 shares of the Company’s common stock pursuant to rights holders’ basic subscription rights.  The remaining 674,770 shares available to be issued in the rights offering will be allocated pro rata to fulfill valid over-subscription exercises to purchase an aggregate of 8,604,886 shares.  The available shares will be allocated pro rata, subject to the elimination of fractional shares, among the rights holders exercising the over-subscription privilege in proportion to the number of shares such a rights holder elected to purchase pursuant to the over-subscription privilege, relative to the aggregate number of shares requested in all of the over-subscription requests received from rights holders.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Central Pacific Financial Corp.
(Registrant)

Date: May 11, 2011	/s/ Glenn K. C. Ching
Glenn K.C. Ching
Senior Vice President, Corporate Secretary and General Counsel

3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):
May 9, 2011

Central Pacific Financial Corp.
(Exact name of registrant as specified in its charter)

Hawaii	0-10777	99-0212597
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.

220 South King Street, Honolulu, Hawaii	96813
(Address of principal executive offices)	(Zip Code)

(808) 544-0500
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On May 9, 2011, the Company issued a press release announcing that its fully subscribed common stock rights offering expired at 5:00 p.m., Eastern time, on May 6, 2011. The text of the press release is attached hereto as Exhibit 99.1 and is hereby incorporated by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	The following exhibits are filed herewith:
	99.1	Press release dated May 9, 2011

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Central Pacific Financial Corp.
(Registrant)

Date: May 9, 2011	/s/ Glenn K. C. Ching
Glenn K.C. Ching
Senior Vice President, Corporate Secretary and General Counsel

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 9, 2011

4

Investor Contact:	David Morimoto	Media Contact:	Wayne Kirihara
	SVP & Treasurer		SVP - Corporate Communications
	(808) 544-3627		(808) 544-3687
	david.morimoto@centralpacificbank.com		wayne.kirihara@centralpacificbank.com

NEWS RELEASE

CENTRAL PACIFIC FINANCIAL CORP. ANNOUNCES
RIGHTS OFFERING IS FULLY SUBSCRIBED

HONOLULU, HI, MAY 9, 2011 – Central Pacific Financial Corp. (NYSE: CPF, “Company”), parent company of Central Pacific Bank (CPB), announced today that its rights offering, which expired at 5:00 p.m., Eastern time, on May 6, 2011, is fully subscribed based on preliminary results.  CPF expects to issue a total of 2.0 million shares of CPF common stock, which is the maximum number that can be issued in the offering, to subscribing rights holders following the completion of the over-subscription allocation procedure.  Rights were exercised at $10 per share, the same price per share paid by investors in the Company’s $325 million private placement transaction that closed on February 18, 2011.  The total gross proceeds to the Company from the rights offering will be $20 million.

“The conclusion of the rights offering completes our recapitalization plan and we are pleased to have had this opportunity to allow our legacy shareholders and their transferees to purchase additional shares at the same price offered in our private placement,” said John C. Dean, President and Chief Executive Officer of CPF and CPB.  “We look forward to moving ahead with a solid capital foundation as we focus on expanding our core franchise and improving profitability.”

About Central Pacific Financial Corp.
Central Pacific Financial Corp. is a Hawaii-based bank holding company with $4.0 billion in assets.  Central Pacific Bank, its primary subsidiary, operates 34 branches, 120 ATMs, and a residential mortgage subsidiary in the state of Hawaii.  For additional information, please visit the Company’s website at http://www.centralpacificbank.com.

*********************************************

Forward-Looking Statements
This document may contain forward-looking statements concerning plans and expectations or assumptions underlying or relating to any of the foregoing.  Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts, and may include the words “believes”, “plans”, “intends”, “expects”, “anticipates”, “forecasts” or words of similar meaning.  While we believe that our forward-looking statements and the assumptions underlying them are reasonably based, such statements and assumptions are by their nature subject to risks and uncertainties, and thus could later prove to be inaccurate or incorrect.  Accordingly, actual results could materially differ from projections for a variety of reasons, to include, but not limited to: the impact of local, national, and international economies and events, including natural disasters, on the Company’s business and operations and on tourism, the military, and other major industries operating within the Hawaii market and any other markets in which the Company does business; the impact of regulatory actions on the Company including the Consent Order by the FDIC and the Hawaii Division of Financial Institutions; the impact of legislation affecting the banking industry including the Emergency Economic Stabilization Act of 2008 and the Dodd-Frank Act Wall Street Reform and Consumer Protection Act; the impact of competitive products, services, pricing, and other competitive forces; movements in interest rates; loan delinquency rates and changes in asset quality generally; volatility in the financial markets and uncertainties concerning the availability of debt or equity financing; and the impact of regulatory supervision.  For further information on factors that could cause actual results to materially differ from projections, please see the Company’s publicly available Securities and Exchange Commission filings, including the Company’s 2010 Form 10-K and future Forms 10-Q.  The Company does not update any of its forward-looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):
April 27, 2011

Central Pacific Financial Corp.
(Exact name of registrant as specified in its charter)

Hawaii	0-10777	99-0212597
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.

220 South King Street, Honolulu, Hawaii	96813
(Address of principal executive offices)	(Zip Code)

(808) 544-0500
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

On April 27, 2011, Central Pacific Financial Corp. (the “Company”) held its Annual Meeting of Shareholders at which the shareholders voted upon and approved (i) an amendment to the Company’s Bylaws to provide for a variable-range size Board and to fix the initial size of the Board; (ii) the election of seven (7) nominees as directors; (iii) ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year 2011; (iv) an advisory (non-binding) shareholder resolution to approve the compensation of the Company’s executive officers; (v) ratification (on a non-binding basis) of the Company’s Tax Benefits Preservation Plan, which was adopted by the Board of Directors on November 23, 2010 to protect against a possible limitation on the Company’s ability to use certain tax assets (such as net operating loss carryforwards) to offset future income; (vi) an amendment to the Company’s 2004 Stock Compensation Plan in order to increase the number of shares available for issuance pursuant to awards granted under the Plan and to remove the maximum share grant and Full Value Award limitations under the Plan; and (vii) a protective amendment to the Company’s Restated Articles of Incorporation to restrict certain transfers of stock in order to preserve the tax treatment of the Company’s net operating losses and certain unrealized tax losses.  In addition, the shareholders cast an advisory vote on whether the advisory shareholder vote on executive compensation should occur every 1, 2 or 3 years.

The number of votes cast for or against (withheld) and the number of abstentions and broker non-votes with respect to each matter voted upon, as applicable, are set forth below.

		For	Against/Withheld	Abstained	Broker Non-Vote

1.	Amendment to the Bylaws to provide for a variable-range size Board and to fix the initial size of the Board	33,310,756	35,124	5,388	0

2.	Nominees as Directors:

	Alvaro J. Aguirre	32,594,944	32,132	0	724,192

	James F. Burr	32,595,613	31,463	0	724,192

	Christine H.H. Camp	32,603,908	23,168	0	724,192

	John C. Dean	32,611,335	15,741	0	724,192

	Earl E. Fry	32,607,790	19,286	0	724,192

	Colbert M. Matsumoto	32,607,450	19,626	0	724,192

	Crystal K. Rose	32,606,558	20,518	0	724,192

2

		For	Against/Withheld	Abstained	Broker Non-Vote

3.	Ratification of appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2011	33,325,399	16,462	9,407	0

4.	Non-binding advisory vote to approve executive compensation	32,581,819	30,435	14,822	724,192

5.	Non-Binding advisory vote on the frequency of the advisory “Say- On-Pay” vote			139,611	724,192
	Every Year	32,392,722
	Every 2 Years	28,301
	Every 3 Years	66,442

6.	Ratification (on a non-binding basis) of Tax Benefits Preservation Plan, which was adopted by the Board of Directors on November 23, 2010	26,964,478	5,659,608	2,990	724,192

7.	Amendment to the Company’s 2004 Stock Compensation Plan in order to increase the number of shares available for issuance pursuant to awards granted under the Plan and to remove the maximum share grant and Full Value Award limitations under the Plan	32,542,862	76,705	7,509	724,192

8.	Protective Amendment to Restated Articles of Incorporation to restrict certain transfers of stock in order to preserve the tax treatment of the Company’s net operating losses and certain unrealized tax losses	27,701,632	5,642,463	7,173	0

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Central Pacific Financial Corp.
(Registrant)

Date: April 28, 2011	/s/ Glenn K. C. Ching
Glenn K.C. Ching
Senior Vice President, Corporate Secretary and General Counsel

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):
April 20, 2011

Central Pacific Financial Corp.
(Exact name of registrant as specified in its charter)

Hawaii	0-10777	99-0212597
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.

220 South King Street, Honolulu, Hawaii	96813
(Address of principal executive offices)	(Zip Code)

(808) 544-0500
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 20, 2011, John C. Dean was appointed as President and Chief Executive Officer of Central Pacific Financial Corp. (the “Company”) and Central Pacific Bank (“CPB”) and Crystal K. Rose was appointed as Chair of the Board of Directors of the Company and CPB.  Prior to these appointments, Mr. Dean was the Executive Chairman of the Company and CPB and Ms. Rose was the lead director of the Board of Directors of the Company and CPB.

Item 9.01	Financial Statements and Exhibits.

(d)	The following exhibits are filed herewith:
	99.1	Press release dated April 20, 2011

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Central Pacific Financial Corp.
(Registrant)

Date: April 20, 2011	/s/ Glenn K. C. Ching
Glenn K.C. Ching
Senior Vice President and Corporate Secretary

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated April 20, 2011

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Investor Contact:	David Morimoto	Media Contact:	Wayne Kirihara
	SVP & Treasurer		SVP - Corporate Communications
	(808) 544-3627		(808) 544-3687
	david.morimoto@centralpacificbank.com		wayne.kirihara@centralpacificbank.com

NEWS RELEASE

CENTRAL PACIFIC FINANCIAL CORP. APPOINTS CRYSTAL ROSE AS BOARD CHAIR AND JOHN DEAN AS PRESIDENT AND CEO

HONOLULU, HI April 20, 2011 – Central Pacific Financial Corp. (NYSE: CPF) (the “Company”), parent company of Central Pacific Bank (“CPB”) (the “Bank”), today announced the appointments of Crystal K. Rose as Chair of the CPF and CPB boards of directors, and John C. Dean, former Executive Chairman of the Board, as President and Chief Executive Officer (CEO) of CPF and CPB.  Dean continues to serve as a director of both the CPF and CPB boards.  The Company stated that the separation of the board chair and CEO positions is consistent with its corporate governance policy.

Rose, a partner in the law firm of Bays Lung Rose and Holma, specializes in the areas of commercial real estate transactions, construction law, and trusts and estates.  She has been a director of CPF and CPB since 2005 and most recently served as lead director and chair of the Corporate Governance Committee.  Rose is also a director of Hawaiian Airlines, and a member of the American Bar Association and Hawaii State Bar Association.  She also serves on the boards of numerous community organizations in Hawaii.

Dean joined CPF and CPB in March, 2010, and has directed the successful recapitalization of the Company by securing $325 million in new capital through a private placement transaction that closed on February 18, 2011.  The Company is currently completing its recapitalization plan with a $20 million rights offering scheduled to conclude on May 6, 2011.  Dean is also credited for the turnaround of three banks prior to joining CPF, including Silicon Valley Bank, where he served as its CEO from 1993 to 2001 and Chairman from 2001 to 2003.

About Central Pacific Financial Corp.

Central Pacific Financial Corp. is a Hawaii-based bank holding company with $3.9 billion in assets.  Central Pacific Bank, its primary subsidiary, operates 34 branches, 120 ATMs, and a residential mortgage subsidiary in the state of Hawaii.  For additional information, please visit the Company’s website at http://www.centralpacificbank.com.

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